SIGNATURE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-               .
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer

Date: August 2, 2006

News Release
For immediate release
This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.
BCE REPORTS 2006 SECOND QUARTER RESULTS
•	Bell Canada reports steady financial performance

•	Focus on execution delivers continued progress on key elements of Bell Canada business plan

•	Improvement continues in customer service

•	Progress on BCE strategic agenda
MONTRÉAL, Québec — August 2, 2006 — Bell Canada’s continued focus on profitable growth, combined with further cost reductions, produced steady financial and operating results for BCE Inc. (TSX, NYSE: BCE), as Canada’s largest communications company today reported for the second quarter of 2006.
BCE’s total revenues of $4,803 million for the quarter ended June 30, 2006 increased 1% over the same period last year. Bell Canada’s revenues — $4,296 million — were up 0.9% from the same quarter last year, based on double-digit revenue growth from services such as wireless, video and high speed Internet and Information, Communication and Technology (ICT) solutions.
The $980 million of operating income reported by BCE for the quarter, while down from $1,087 million for the same period last year, reflects a $50 million charge related to a previously announced workforce reduction program, the related closing of real estate facilities, transaction costs incurred to form the Bell Aliant Regional Communications Income Fund, as well as an increase in amortization and pension costs over last year, consistent with our expectations. These same factors contributed to Bell operating income of $894 million in the quarter, down $87 million over the same period last year.
BCE’s EBITDA(1) of $1,973 million is largely attributable to a 1% increase in Bell Canada’s EBITDA to $1,857 million this quarter.
The higher overall revenues, combined with improved EBITDA performance, allowed Bell Canada’s EBITDA margin for the quarter to remain stable at 43.2%, a major performance objective for Bell as its revenue mix evolves in an open, competitive market.
These results generated earnings per share (EPS) of $0.53 in the second quarter of 2006, compared to $0.61 for the same period last year, principally due to costs associated with the early redemption of Aliant’s long-term debt in the quarter and the positive effect of net gains on investments in the second quarter of 2005. EPS before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income

Fund(2) were $0.54 compared to $0.58 in the same period last year, principally reflecting the increase in pension and amortization costs.
BCE generated $1,332 million in cash from operating activities in the quarter compared to $1,403 million for the same period last year, due mainly to changes in working capital. Free Cash Flow(3) is at $16 million for the first six months of 2006, an improvement of $87 million over the first half of 2005.
“Bell Canada made steady progress against key elements of its business plan and delivered steady financial results in the quarter even when compared to a strong second quarter last year,” said Michael Sabia, President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada. “A relentless focus on execution across the company is producing measurable results as we work to transform Bell Canada.”
“Our response in an increasingly competitive market has been targeted and disciplined,” Mr. Sabia said. “We have improved our service levels, stepped up our cost reduction initiatives, and improved our profitability per customer.”
“We have achieved our objectives for the first half of the year and I am confident that as we continue to execute over the next two quarters we will finish the year on track and on plan,” added Mr. Sabia.
In terms of BCE’s strategic agenda, units of the newly formed Bell Aliant Regional Communications Income Fund began trading on the Toronto Stock Exchange on July 10. On July 21, approval was received from the Canadian Radio-television and Telecommunications Commission (CRTC) for the reduction of BCE’s interest in Bell Globemedia, expected to occur in the third quarter of 2006. And plans remain on track for the recapitalization and public offering of a minority interest in Telesat in the second half of 2006.
SECOND QUARTER OPERATIONAL ACHIEVEMENTS
“Our continued focus on execution generated improvements in both traditional and growth services in the quarter,” said George Cope, President and Chief Operating Officer of Bell Canada. “A disciplined approach to growth led to higher average revenues per user across all products and low churn rates. Targeted and consistent winback and retention strategies countered competitive pressures in our traditional wireline business.”
Residential Segment
The Residential segment benefited from the strong financial performance of the video, wireless and Internet businesses and from an across-the-board increase in average revenue per user (ARPU) to deliver year-over-year revenue growth.
•	Revenues for the second quarter were $1,900 million, compared to $1,890 million in the same period last year, a 0.5% increase.

•	Operating income of $510 million in the quarter is down 7.6% over the same period last year, due mainly to the increase in amortization and pension costs.

•	Bell continued to advance its strategy of securing more high-value multi-product households to drive both revenue growth and customer loyalty. At the end of the quarter, 24% of Ontario and Québec households within the Bell footprint subscribed to three or more products, compared to 20% this time last year.

Business Segment
The Business segment generated revenue growth as a result of higher wireless subscriptions and increased sales of IP-based connectivity and ICT solutions to both Enterprise and small and medium-sized business (SMB) customers.
•	Revenues for the second quarter were up 2.1% to $1,530 million, compared to $1,499 million for the same period last year.

•	Operating income of $199 million for the quarter is down 10.0% over the same period last year, mainly as a result of higher amortization and pension costs.

•	SMB contributed significantly to Business segment results in the quarter. Bell continued to advance its strategy as the Virtual Chief Information Officer (VCIO) for Canadian small and midsize businesses.

•	In Enterprise, demand for IP-based network solutions, particularly for IP VPN services continued. Several large Enterprise customers chose Bell Canada for their ICT needs, in areas such as security solutions, wireless data and contact centre management.
o	For example, Enterprise secured a multi-year contract with RBC Financial Group (RBC) to convert 1,300 branch offices from a legacy frame relay network to a consolidated IP-based Multi Protocol Label Switching (IP MPLS) network.
Wireless
Wireless executed on its strategy to shift its subscriber base towards higher value customers who make more use of data services, resulting in an increase in post-paid ARPU.
•	Revenue growth of 11.2% to $857 million in the second quarter compared to $771 million in the second quarter of 2005.

•	Post-paid ARPU of $63 per month, an increase of $2 compared to the same quarter in 2005, due to an improved mix of higher value subscribers as well as higher data revenues from services such as text messaging, mobile browsing, video streaming and gaming.

•	Wireless EBITDA in the second quarter is up 10.2% to $367 million due to revenue growth and lower subscriber acquisition costs.

•	Wireless EBITDA margin is down modestly to 41.8%, partly attributable to the recognition in the second quarter of 2005 of deferred revenues related to unused prepaid minutes.

•	106,000 postpaid activations were offset by the cancellation of inactive pre-paid subscribers, generating 90,000 net activations in the quarter.

•	The total subscriber base rose to 5,590,000 at the end of the second quarter.

•	Blended churn for the quarter stable at 1.6% per month, while postpaid churn has improved by 0.3% to 1.1% in the second quarter.
Video
Bell’s video group reported strong financial performance for the quarter. Bell ExpressVu remains Canada’s leading digital TV provider.
•	Revenue growth of 21.2% in the second quarter.

•	ARPU up $4 year over year to $54, reflecting the success of our upsell strategy to premium programming packages, higher pay-per-view subscriptions, price increases implemented over the past year and continued traction of the set-top box (STB) rental program.

•	EBITDA of $66 million in the quarter, up significantly from $6 million in the second quarter of 2005.

•	While the 19,000 subscribers added this quarter represent a decrease from the same period last year, the total subscriber base is up 10.2% year over year to 1,758,000 at the end of the second quarter.

•	Churn remains low at 1% per month.

High-Speed Internet
In high-speed, Bell continued to focus on profitable growth while delivering revenue increases in a highly competitive environment.
•	Total subscribers ended the quarter up 14.1% year over year to reach 2,313,000.

•	Although net additions in the quarter of 47,000 are down compared to the second quarter of 2005, subscriber growth picked up month by month throughout the quarter.

•	Bell remains Canada’s leading Internet service provider.
EXECUTING ON KEY ELEMENTS OF BUSINESS PLAN
Growth services: Revenues from next generation services such as wireless, video and Internet generated 48% of Bell’s total revenues in the quarter, up from 44% one year earlier and 47% in the first quarter of 2006. Revenues from these services are expected to surpass revenues from traditional services in the second half of 2006.
Enhanced bandwidth and IP platforms: Bell extended fibre to the node (FTTN) to 565 neighbourhood nodes in the second quarter of 2006, for a total of 2,892. In July, the company launched Sympatico Optimax in Montréal. This is the first commercialization of the company’s leading-edge FTTN network and offers 10 to 16 megabit per second (mbps) at any time of day, delivering speed and consistency. Bell also continued to expand the footprint of its next-generation EVDO wireless data network.
Service: A fully re-designed process for the Québec move season delivered a significantly improved experience for residential customers. In the Residential segment, the first-call resolution rate is up again, by 2.2 percentage points in the quarter. Simplifying their relationship with Bell, 84% of Enterprise customers have now signed on to a new online bill management tool. And at the end of the quarter, five million residential customers were enjoying the benefits of a single bill for their wireline, Internet, video and wireless services.
Cost savings: The company’s various cost-reduction initiatives resulted in savings of $172 million in the second quarter of 2006, for a cumulative total of $297 million on a year-to-date basis. Savings were realized through the ongoing review of the company’s procurement spend, process improvements such as the migration to One Bill and the improvement of customer appointment scheduling and repair times, as well as through the previously announced workforce reductions.
PROGRESS ON BCE AGENDA
Telesat
Telesat continued to deliver strong underlying operating performance in the quarter. As a result of a one-time sale of equipment related to an interactive distance learning network in the second quarter of 2005, Telesat’s revenues decreased 12.4% in the second quarter of 2006 to $120 million, with only a modest decrease in EBITDA. Operating income decreased 9.3% to $39 million.
Bell Globemedia
Bell Globemedia revenues for the quarter were $431 million, up 8.0% from the second quarter of 2005. Despite the increased revenue, Bell Globemedia’s operating income decreased by 17.9% to $78 million, mainly as a result of higher programming costs associated with the resumption of NHL hockey broadcasts and the maintenance of a ratings-strong schedule.

NCIB Update
As at June 30, 2006, BCE Inc. had repurchased and cancelled a total of 36 million common shares, representing approximately 78% of the total common shares targeted for repurchase. The balance of the share repurchase program will be completed in the third quarter.
Transfer of Shares to Bell Canada Pension Fund
On July 28, 2006, the Bell Canada Pension Fund acquired from Bell Canada and certain of its subsidiaries, 25,000,000 Class A Subordinate Voting Shares (CGI Class A Shares) of CGI Group Inc., which had an aggregate market value of $168 million, and 14,899,948 common shares of Nortel Networks Corporation (Nortel), which had an aggregate market value of $33 million. As no consideration was paid on the acquisition, Bell Canada’s 2006 pension plan cash contributions were reduced. This transaction reduces BCE’s direct and indirect interest in CGI Class A Shares to 6,427,761 (or 2.11%) from 31,427,761 (or 10.31%). A similar transaction is being considered for the second half of 2006 for BCE’s remaining CGI Class A Shares.
Quarterly Dividend
BCE’s Board of Directors yesterday declared a quarterly dividend of $0.33 per Common Share, payable on October 15, 2006 to shareholders of record at the close of business on September 15, 2006.
Bell Canada Statutory Results
Bell Canada “statutory results” includes Bell Canada and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and Bell’s other Canadian telcos.
In the second quarter of 2006, Bell Canada’s reported statutory revenue was $4.3 billion, up 0.9% compared to the same period last year. Year-to-date revenue was $8.6 billion, as compared to $8.5 billion for the same period last year. Net earnings applicable to common shares were $460 million in the second quarter of 2006, compared to net earnings of $580 million for the same period last year. Year-to-date net earnings applicable to common shares were $934 million, as compared to $1,108 million for the same period last year.
Outlook
Refer to the section entitled “Caution Concerning Forward-Looking Statements” later in this news release for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, our 2006 guidance.
     BCE confirmed the following 2006 financial guidance:

Guidance 2006E(i)
Bell Canada
Revenue growth	1% — 3%
Cost savings (ii)	$700M — $900M
EBITDA margin	Stable
Capital intensity (iii)	16% — 17%
BCE Inc.
EPS (iv)	$1.80 — $1.90 (v)
Free Cash Flow (vi)	$700M — $900M

(i)	2006 figures reflect the disposition of our interest in CGI and the reduction of our interest in Bell Globemedia to 20%, BCE’s intentions for the use of proceeds from these transactions and the creation of the Bell Aliant Regional Communications Income Fund.

(ii)	Expected cost savings in 2006 assume that our various planned cost saving initiatives and productivity improvements will achieve their objectives in 2006.

(iii)	Capital expenditures as a percentage of revenues.

(iv)	Before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund.

(v)	BCE’s earnings per share are projected to be reduced in 2006 by $0.14 due to an increase in pension expense as a result of a change in discount rates. Discount rates are used to calculate long-term pension obligations for accounting purposes. In 2006, the rate has decreased to 5.2% from 6.2% in 2005. Rates are based on the average yields of long-term corporate bonds. The change in the discount rate and the ensuing increased pension expense are reflected in the company’s EPS guidance outlined above.

(vi)	Cash from operating activities less capital expenditures, total dividends and other investing activities. For 2006, we expect to generate approximately $700 million to $900 million in free cash flow, excluding the reduction in pension contributions from the acquisition of our Nortel and CGI shares by the Bell Canada pension fund. This amount reflects expected cash from operating activities of approximately $5.5 billion to $5.7 billion less capital expenditures, total dividends and other investing activities.
Notes
(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to the section of BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006, entitled “Non-GAAP Financial Measures,” included in this news release, for more details on EBITDA including a reconciliation of EBITDA to operating income.
(2)	Net earnings and EPS before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund do not have any standardized meaning prescribed by GAAP. Please refer to the section of BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006, entitled “Non-GAAP Financial Measures,” included in this news release, for more details on net earnings and EPS before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund including a reconciliation to net earnings applicable to common shares on a total and per share basis.
(3)	We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. Free cash flow does not have any standardized meaning prescribed by GAAP. Please refer to the section of BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006, entitled “Non-GAAP Financial Measures,” included in this news release, for more details on free cash flow including a reconciliation of cash from operating activities to free cash flow.

Call with Financial Analysts
BCE will hold a teleconference for financial analysts to discuss its second quarter results on Wednesday, August 2, 2006 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen only basis.
To participate, please dial 416-641-6105 or 1-866-696-5895 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 1-800-408-3053 (passcode 3182499#) This teleconference will also be Webcast live and archived for 90 days on BCE’s website at www.bce.ca.
Call with the Media
BCE will hold a teleconference for media to discuss its second quarter results on Wednesday, August 2, 2006 at 1:30 p.m. (Eastern). Michael Sabia, President and CEO of BCE and CEO of Bell Canada and George Cope, President and COO of Bell Canada, will participate in the teleconference.
To participate, please dial 416-641-6111 or 1-866-542-4238 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 1-800-408-3053 (passcode 3193584#) This teleconference will also be Webcast live and archived for 90 days on BCE’s website at www.bce.ca.
Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.
For a description of material assumptions underlying forward-looking statements made in this news release and of material risk factors that could cause actual results or events to differ materially from current expectations please refer to the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements And Risks That Could Affect Our Business and Results” contained in BCE Inc.’s MD&A (found on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report) for the year ended December 31, 2005 dated March 1, 2006 filed by BCE Inc. with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006, under the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements and Risks That Could Affect Our Business And Results”, filed by BCE Inc. with the Canadian Securities Commissions and with the SEC under Form 6-K (available on the same websites referred to above), and as further updated in BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006, included in this news release, under the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements and Risks That Could Affect Our Business And Results”.
The forward-looking statements contained in this news release represent our expectations as of August 2, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statement, whether as a result of new information or otherwise.

About BCE Inc.
BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

p. 2       THE QUARTER AT A GLANCE

The Quarter at a Glance
This section provides a summary of the key measures we use to assess our performance and how our results in Q2 2006 compare to our results in Q2 2005.
In Q2 2006, we delivered financial and operating results in line with our plan for the year, even when compared with a strong second quarter last year, by continuing to focus on revenue quality and maintaining a disciplined approach towards subscriber growth as we continued to face vigorous competition across all our product lines. Double-digit revenue growth was achieved in most growth services, including wireless, video, high-speed Internet, and information and communication technology (ICT) solutions, while slowing the rate of revenue decline in our legacy wireline business. Our attention to profitable growth, coupled with further cost savings from various supply chain and process transformation initiatives, allowed us to maintain stable EBITDA(1) margins at Bell Canada year-over-year. In addition, we made steady progress in the area of customer service, where metrics continued to improve across the company, both in our call centres with better first call resolution rates and from enhanced high-speed Internet performance, resulting in greater customer satisfaction.
     In our Residential segment, the financial performance of our video, wireless and Internet businesses showed an across-the-board increase in average revenue per user (ARPU) resulting in year-over-year revenue growth, which, in combination with ongoing cost control, helped to offset the impact of ongoing erosion of our high-margin local wireline and long distance business. Growth in customer connections in the quarter was affected by softer year-over-year activations stemming from a more competitive environment and our continued focus on improving profitability.
     Our Business segment generated positive revenue growth as a result of higher wireless subscriptions and increased sales of IP-based connectivity and ICT solutions to our Enterprise and small and medium-sized business (SMB) customers. Cost savings related to our Galileo initiative helped to offset the negative impact on operating margins resulting from the continued shift in product mix from higher margin legacy services to lower margin IP-based services.
     In the Aliant segment, revenue growth from continued expansion of the wireless and high-speed Internet subscriber bases, as well as higher telecommunications product and other equipment sales, more than offset legacy wireline erosion stemming mainly from the impacts of competition and technology substitution. Higher revenues, coupled with continued operating cost control, contributed to maintaining overall operating margins.
     In the Other Bell Canada segment, operating income increased before restructuring and other items due to lower cost of goods sold despite lower revenues brought about by the competitive market conditions in our wholesale business.
     Within the Other BCE segment, Telesat Canada’s (Telesat) underlying operating performance remained solid in the quarter, although Q2 2005 was positively impacted by a one-time sale of services in the amount of $20 million for the installation and maintenance of an interactive distance learning network. Excluding this one-time sale, Telesat recorded positive revenue growth year-over-year. At Bell Globemedia Inc. (Bell Globemedia) revenue growth reflected higher television and print advertising sales and higher subscription revenues.
CUSTOMER CONNECTIONS

	Q2 2006	CONNECTIONS
	NET	JUNE 30,
(in thousands)	ACTIVATIONS	2006

NAS	(134)	12,308
High-Speed Internet	47	2,313
Wireless	90	5,590
Video	19	1,758

GROWTH IN THE END OF PERIOD CONNECTIONS
(% increase Q2’06 vs Q2’05)

• Network Access Services (NAS) – NAS in service declined by 134,000 this quarter. In the past twelve months, our customer base has decreased 3.3%, representing a slight 0.1 percentage point increase versus the previous quarter. The higher number of local access line losses was due primarily to the competitive entry in 2005 of cable operators in our Québec and Ontario markets with lower-priced cable telephony services. This decline was partly offset by higher demand for access lines from Shaw Communications (Shaw) to

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 3
implement VoIP services in Western Canada, higher connection requests related to residential moves and customer winbacks.
• High-Speed Internet – We added 47,000 net new high-speed Internet customers this quarter, down from 92,000 net activations in Q2 2005, bringing our end of period customer base to 2,313,000 or 14.1% higher than last year. Although subscriber acquisition in the quarter was affected by the strong competitive environment, the year-over-year decline in new subscriber additions was partially expected as net activations in 2005 were stimulated by the introduction of our Basic Lite service in the Ontario market and by substantial footprint expansion.
• Wireless – We added 106,000 postpaid net additions this quarter reflecting a 0.3 percentage-point improvement in churn to 1.1%, while prepaid net additions were negative as a result of the deactivation of a larger number of inactive customers. Net new wireless subscribers this quarter were 90,000, down from 146,000 in Q2 2005, bringing our subscriber base as at the end of Q2 2006 to 5,590,000.
• Video – We activated 19,000 new net video subscribers in the quarter, down from 63,000 in Q2 2005, bringing our total subscriber base to 1,758,000 as of June 30, 2006 for a 10.2% increase over last year. The decline in new subscriber activations and a slight increase in the churn rate from 0.9% to 1.0% were due to vigorous price competition from the cable operators and fewer significant promotional offers in the market compared with the previous year.
OPERATING REVENUES
OPERATING REVENUES (in $ millions)

In Q2 2006, we generated revenues of $4,803 million at BCE, an increase of 1.0% compared with the same quarter in 2005, reflecting higher revenues in most Bell Canada segments as well as at Bell Globemedia. Revenues at Bell Canada grew by 0.9% to $4,296 million, driven primarily by Aliant where sound wireless and Internet results resulted in higher year-over-year revenues, and to a lesser extent by our Business segment where wireless and ICT revenue growth continued. In our Residential segment, the slight improvement in revenues was due to double-digit revenue growth in its video, wireless and Internet services, moderated mostly by revenue declines in its legacy wireline business. Bell Globemedia, also reported solid revenues, fuelled by higher advertising sales at its sports specialty channels and increased subscription revenues, which contributed to overall revenue growth at our Other BCE segment in the quarter.
OPERATING INCOME AND EBITDA(1)
OPERATING INCOME AND EBITDA (in $ millions)

Operating income at BCE for the quarter was $980 million, down from $1,087 million in Q2 2005, due largely to $50 million of restructuring and other items associated with restructuring costs for involuntary employee departures at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, as well as transaction costs related to the formation of Bell Aliant. Operating income before restructuring and other items(1)in Q2 2006 was $1,030 million, or $62 million lower than the same quarter in 2005. The decrease in operating income before restructuring and other items was entirely due to increased net benefit plans cost and higher amortization expense. As a result, EBITDA for BCE increased $1 million year-over-year to $1,973 million, due to an increase at Bell Canada which was offset almost entirely by weaker performance at Bell Globemedia and Telesat.
     Similarly, Bell Canada’s operating income in Q2 2006 was $894 million, or $87 million lower than Q2 2005, largely because of charges related to restructuring costs for the involuntary departure of employees and costs incurred to form Bell Aliant. Operating income before restructuring and other items was $942 million or $44 million lower than Q2 2005, due to higher net benefit plans cost and amortization

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 4       THE QUARTER AT A GLANCE
expense, offset partly by higher EBITDA. Consequently, EBITDA at Bell Canada increased 1.0% to $1,857 million this quarter, reflecting higher revenues, reduced costs from supply chain initiatives and efficiency-related savings associated with our Galileo cost reduction program, lower salary expense from work-force reductions, and lower customer acquisition costs in our wireless and video units mainly from fewer new customer activations. These lower costs were offset in part by continued erosion of our NAS wireline customer base, higher wireless customer retention costs, higher operations costs associated with an increased volume of connection and service requests, and higher operating expenses from acquisitions made over the past year.
     As a result of higher overall revenues and improved EBITDA performance, Bell Canada’s EBITDA margin this quarter was stable at 43.2%.
NET EARNINGS / EARNINGS PER SHARE (EPS)
EPS

Net earnings applicable to common shares for Q2 2006 were $476 million, or $0.53 per common share, which represents a decrease of 15.5% compared with net earnings of $563 million, or $0.61 per common share for Q2 2005. EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(1), which is used for financial guidance purposes, decreased to $0.54 per common share in Q2 2006 from $0.58 per common share in the same quarter last year. The year-over-year decrease resulted primarily from increased net benefit plans cost, consisting of pension and post-employment benefits expense, as well as slightly higher amortization expense.
CAPITAL EXPENDITURES
CAPITAL EXPENDITURES (in $ millions)

Capital expenditures for BCE were $875 million in Q2 2006, which was 3.3% lower than the same quarter last year. As a percentage of revenues, capital expenditures decreased this quarter to 18.2% from 19.0% in Q2 2005. Similarly, Bell Canada’s capital expenditures decreased 9.4% this quarter to $767 million. As a result, Bell Canada’s capital intensity in the quarter declined 2.0 percentage points, year-over-year, to 17.9%. In line with our objective to transform into an IP-based growth services company, the majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business. The year-over-year decreases in spending at both BCE and Bell Canada reflected reduced expenditures on IT systems to support both our Galileo-related cost reduction initiatives, the timing of spending associated with various strategic initiatives such as our fibre-to-the-node (FTTN) footprint expansion, reduced spending on wireless expansion and capacity growth, and the completion in fourth quarter of 2005 of a next-generation broadband access network in Alberta (the Alberta SuperNet). The difference in capital expenditures between BCE and Bell Canada can be explained primarily by spending on satellite builds at Telesat.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 5
CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW(1)
CASH FROM OPERATING ACTIVITIES (in $ millions)

FREE CASH FLOW (in $ millions)

In Q2 2006, cash from operating activities decreased 5.1% to $1,332 million from $1,403 million in Q2 2005, due mainly to a decrease in receipts from our accounts receivable securitization programs, partly offset by improvements in working capital.
     We generated $64 million of free cash flow in Q2 2006, which was in line with our expectations for the quarter but lower than the $101 million of free cash flow in Q2 2005. As a result, free cash flow improved to $16 million in the first half of 2006 from negative $71 million in 2005, reflecting EBITDA performance in accordance with our expectations, reduced capital spending and improvements in working capital, offset mainly by a decrease in accounts receivable securitization receipts.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 Second Quarter MD&A dated August 1, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 6       MANAGEMENT’S DISCUSSION AND ANALYSIS

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.
All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.
Please refer to the unaudited consolidated financial statements for the second quarter of 2006 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2005 dated March 1, 2006 (BCE 2005 MD&A).
You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2005 dated March 1, 2006 (BCE 2005 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2006 and 2005.
ABOUT FORWARD-LOOKING STATEMENTS
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, or in BCE Inc.’s 2006 first quarter MD&A dated May 2, 2006, the outlooks provided in the BCE 2005 MD&A dated March 1, 2006 remain substantially unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at August 1, 2006
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and nonrecurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in the BCE 2005 MD&A and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while reducing costs in accordance with our expectations. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect Our Business and Results.
ABOUT OUR BUSINESS
A detailed description of our products and services and our objectives and strategy is provided in the BCE 2005 MD&A.
STRATEGIC PRIORITIES
Our strategy is to deliver unrivalled integrated communication services to customers efficiently and cost effectively, and to take a leadership position in setting the standard in Internet Protocol (IP). We continue to build on three key pillars that support this strategy: Customer Experience, Bandwidth and Next-Generation Services. Taken together, these pillars will deliver simplicity to our customers and durable value creation for our shareholders. Advancing this strategy requires us to transform our cost structure and the way that we serve customers.
     During the quarter, we made significant progress on each of our three key priorities and on transforming our cost structure.
1) Enhancing customer experience by providing superior products and service experiences that build loyalty
• At the end of Q2 2006, five million Residential customers were enjoying the benefits of a single bill for their wireline, Internet, video and wireless services (our One Bill program), representing more than a fivefold increase over the past year
BCE INC. 2006 QUARTERLY REPORT

p. 7
• We improved our first call resolution rate by 2.2 percentage points in our Residential segment since the beginning of the year
• As a result of our DSL Hardening Program, which has improved the performance of the network as a result of new software upgrades and installation of new hardware, we have reduced major outages of our high-speed Internet service by 25% on a year-to-date basis over the same period last year
• We delivered improved service commitments and service levels in the quarter by significantly reducing the number of missed appointments for fixed wireline installations and repairs by approximately 11 percentage points and by shortening the average high-speed Internet service repair time by more than half since the beginning of the year
• Sympatico, our Internet service provider to Residential and SMB customers, launched new desktop tools in June that enable customers to diagnose and correct configuration settings on their own or remotely through a call centre agent. These new tools are intended to drive self-service, reduce the average handling time of calls in our contact centres and further improve first call resolution.
• As at the end of the quarter, 84% of our Enterprise customers adopted our online bill manager tool, a service that provides self-serve capabilities for business customers, enabling them to view, track and pay invoices online and to produce customized reports
• By the end of the quarter, in conjunction with our new Service Accreditation Program, we had trained 33% of our customer-facing employees in the Residential and Business segments on consistent service standards. Our objective is to train approximately 14,000 employees by the end of the year.
• Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wire-line, Internet, video, wireless and long distance services), reaching close to 24% of total households in our Ontario and Québec footprint at the end of Q2 2006, up from 20% one year earlier.
2) Deliver abundant and reliable bandwidth to enable next-generation services
• We continued our rollout of fibre-to-the-node (FTTN) by deploying another 565 neighbourhood nodes in Q2 2006, raising the total number of nodes served to 2,892
• In the quarter, Bell Mobility Inc. (Bell Mobility) expanded the footprint of its Evolution, Data Optimized (EVDO) wireless data network to Hamilton, Burlington, Oakville, Ottawa and to the Muskoka cottage region, which complements existing coverage in the major urban centres of Vancouver, Calgary, Edmonton, Toronto, Montréal and Québec City. Our EVDO technology delivers average data download speeds of 400 to 700 kilobits per second (Kbps) with peaks of up to 2.4 megabits per second (Mbps)
• On July 5, 2006, we announced the introduction of Sympatico Optimax, a high-speed Internet service that leverages the latest in fibre optic technology. The service offers an Internet connection that consistently delivers maximum speeds of 10 to 16 Mbps. The service is currently available in certain areas of Montréal and is expected to be deployed across significant portions of Toronto’s and Montréal’s territory by year-end.
3) Create next-generation services to drive profitable future growth
Revenues from growth services (comprised of wireless, video, high-speed Internet and other next-generation services such as information communications technology (ICT) solutions) accounted for 48% of total revenues at Bell Canada by the end of Q2 2006, compared with 44% one year earlier.
• Bell Mobility launched two new made-for-mobile video news services for CTV News and Report on Business Television (ROBTv). Unique to Bell Mobility customers, CTV News’ three-minute branded newscast and ROBTv’s packaged business news wrap are updated hourly throughout the day. These new services complement other Bell Mobility streaming and downloadable video clip services, including NHL highlights, news, weather, sports and entertainment content.
• Bell Mobility partnered with General Motors of Canada Ltd. to offer seamless overlapping mobile telephone coverage and OnStar emergency services. Active OnStar subscribers will be able to use their postpaid Bell Mobility rate plan minutes for their OnStar hands-free calling.
• In July 2006, Sympatico, our Internet service provider to Residential and SMB customers, introduced Canada’s first subscription-based fraud protection service. The new technology guards consumers against online attacks by blocking access to known fraudulent sites.
• Sympatico also recently launched an enhanced version of the Sympatico MSN Music Store, offering users safe and secure pay-per-download of high-quality music tracks via credit card payment
• Our Enterprise unit also sold 365,000 IP-enabled lines on customer premises equipment by the end of the quarter, almost double the number sold one year earlier.
Transforming our cost structure
Overall, our various cost-reduction initiatives resulted in savings of $172 million in the second quarter of 2006, bringing total savings on a year-to-date basis to $297 million. These cost savings were realized primarily through process improvements from local business unit initiatives and our supply chain trans-
BCE INC. 2006 QUARTERLY REPORT

p. 8       MANAGEMENT’S DISCUSSION AND ANALYSIS
formation program, which helped to maintain Bell Canada’s EBITDA margin stable year-over-year. We expect cost savings to ramp up in the second half of 2006 as end-to-end process changes are implemented and headcount reductions continue.
     Cost reductions from efficiency-related process improvements amounted to $77 million in the quarter and $147 million year-to-date. These savings were due primarily to:
• continued rollout of our initiative to reduce the number of invoices printed and mailed to Residential customers through our One Bill program
• improved scheduling of customer appointments and repair times, which enhanced our ability to fix customer problems right the first time (our ‘One and Done’ program)
• contact centre efficiencies and changes to certain processes at our in-bound call centres, resulting in lower call volumes
• workforce reductions resulting from ‘One and Done’ and other operational efficiency initiatives.
Supply transformation savings of $95 million in the quarter and $150 million year-to-date were realized from:
• increased controls over discretionary spending, resulting in reduced costs
• reduced spending on IT services
• lower-cost outsourcing of contact centre call volumes
• renegotiated supply contracts resulting in vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we re-sell to our customers.
We also made further progress on our plan to reduce headcount by 3,000 to 4,000 positions in 2006. In the second quarter, an additional 443 employees departed, bringing the total number of employee departures associated with our 2006 workforce reduction program to 1,871.
OTHER CORPORATE DEVELOPMENTS
Bell Aliant Regional Communications Income Fund (Bell Aliant)
The income trust transaction announced by BCE Inc. and Aliant Inc. (Aliant) on March 7, 2006 to form Bell Aliant closed on July 7, 2006. Bell Aliant, which is North America’s second largest regional telecommunications service provider and the largest business trust in Canada, combines Bell Canada’s regional wireline operations in Ontario and Québec with Aliant’s wireline operations in Atlantic Canada and also includes Bell Canada’s 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada. Upon closing of the transaction BCE held a 73.5% indirect interest in Bell Aliant, which it subsequently reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. In conjunction with this, BCE Inc. reduced its outstanding common shares by 75.8 million. Bell Aliant began trading on the Toronto Stock Exchange on July 10, 2006 under the symbol ‘BA.UN’. The financial results of Bell Aliant will continue to be consolidated by BCE.
Labour Settlement
On May 15, 2006, we reached an agreement with the Communications, Energy and Paperworkers Union of Canada (CEP) on pay equity that will benefit approximately 4,800 current and former Bell Canada employees. The settlement covers Bell Canada employees represented by the CEP in positions occupied primarily by women. The settlement is for approximately $100 million. The full amount of the cash portion of the settlement was accrued in previous years.
Normal Course Issuer Bid
During the quarter, BCE Inc. continued to purchase common shares under its Normal Course Issuer Bid (NCIB) program. The company repurchased a total of 14.9 million common shares for cancellation in the second quarter for a total cost of $407 million. BCE Inc. commenced the NCIB program on February 1, 2006 with the intention to purchase and cancel approximately 5% of its outstanding common shares over a twelve-month period. As at June 30, 2006, BCE Inc. had repurchased and cancelled a total of 36 million common shares, representing approximately 78% of the total common shares targeted for repurchase, for a total cash outlay of $994 million. The total number of common shares targeted for repurchase will be adjusted to approximately 45 million from 46 million as a result of the July 10, 2006 BCE Inc. Plan of Arrangement.
Status of Bell Globemedia Inc. (Bell Globemedia) Reorganization
On December 2, 2005, BCE and The Woodbridge Company Limited (Woodbridge) announced a proposed reorganization of the ownership of Bell Globemedia the result of which will be, upon receipt of required approvals, to reduce BCE’s interest in Bell Globemedia from 68.5% to 20%, to increase Woodbridge’s interest in Bell Globemedia from 31.5% to 40%, and to introduce two new investors, Ontario Teachers’ Pension Plan Board (OTPPB) and Torstar Corporation (Torstar), each of which will acquire a 20% interest in Bell Globemedia, (BCE, Woodbridge, the OTPPB and Torstar are collectively referred to as the “Bell Globemedia Reorganization Shareholders”). The proposed reorganization was approved by the Canadian Radio-television and Telecommunications Commission (CRTC) on July 21, 2006. It remains subject to the receipt of regulatory
BCE INC. 2006 QUARTERLY REPORT

p. 9

Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plan cost, and restructuring and other items.
approvals from the Commissioner of Competition (Canada) and other customary approvals. The proposed reorganization is expected to close in Q3 2006.
Bell Globemedia Offer to Purchase CHUM Ltd.
On July 12, 2006, Bell Globemedia and CHUM Limited (“CHUM”) announced that Bell Globemedia, through a corporation indirectly owned by the Bell Globemedia Reorganization Shareholders (in the same proportions as that contemplated under the proposed reorganization of Bell Globemedia), agreed to make an offer to acquire all of the issued and outstanding common shares and any and all non-voting Class B shares of CHUM. The offer is subject to various conditions, including, among other things, there having been validly deposited at least 66 2/3% of the outstanding common shares. Any common shares taken up under the offer will be placed in trust pursuant to a voting trust agreement pending receipt of regulatory approvals.
NON-GAAP FINANCIAL MEASURES
EBITDA
The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

			YTD	YTD
BCE	Q2 2006	Q2 2005	2006	2005

Operating income	980	1,087	1,887	2,130
Amortization expense	802	776	1,568	1,537
Net benefit plans cost	141	104	283	207
Restructuring and other items	50	5	138	1

EBITDA	1,973	1,972	3,876	3,875

			YTD	YTD
BELL CANADA	Q2 2006	Q2 2005	2006	2005

Operating income	894	981	1,744	1,963
Amortization expense	778	746	1,517	1,478
Net benefit plans cost	137	107	279	213
Restructuring and other items	48	5	135	—

EBITDA	1,857	1,839	3,675	3,654

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

			YTD	YTD
BCE	Q2 2006	Q2 2005	2006	2005

Operating income	980	1,087	1,887	2,130
Restructuring and other items	50	5	138	1

Operating income before restructuring and other items	1,030	1,092	2,025	2,131

			YTD	YTD
BELL CANADA	Q2 2006	Q2 2005	2006	2005

Operating income	894	981	1,744	1,963
Restructuring and other items	48	5	135	—

Operating income before restructuring and other items	942	986	1,879	1,963

BCE INC. 2006 QUARTERLY REPORT

p. 10       MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT
The term net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

	Q2 2006		Q2 2005		YTD 2006		YTD 2005
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	476	0.53	563	0.61	953	1.05	1,037	1.12
Restructuring and other items(1)	27	0.03	3	—	85	0.09	1	—
Net gains on investments	(35)	(0.04)	(28)	(0.03)	(116)	(0.13)	(28)	(0.03)
Other costs incurred to form Bell Aliant(2)	14	0.02	—	—	14	0.02	—	—

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	482	0.54	538	0.58	936	1.03	1,010	1.09

(1)	Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to investment banking, professional and consulting fees. In Q2 2006, we incurred $13 million ($6 million after tax and non-controlling interest) of transaction costs, and $43 million ($26 million after tax and non-controlling interest) in the first six months of 2006. Additional costs of approximately $85 million will be incurred in the third quarter of 2006.

(2)	Includes premium cost incurred by Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In Q2 2006 and on a year-to-date basis, we incurred $40 million ($14 million after tax and non-controlling interest).
FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

			YTD	YTD
	Q2 2006	Q2 2005	2006	2005

Cash from operating activities	1,332	1,403	2,272	2,319
Capital expenditures	(875)	(905)	(1,468)	(1,629)
Total dividends paid	(378)	(387)	(765)	(736)
Other investing activities	(15)	(10)	(23)	(25)

Free cash flow	64	101	16	(71)

BCE INC. 2006 QUARTERLY REPORT

p. 11

Financial Results Analysis
This section provides detailed information and analysis about our performance in Q2 2006 and YTD 2006 compared with Q2 2005 and YTD 2005. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
QUARTERLY FINANCIAL INFORMATION
The following table shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,803	4,734	4,986	4,732	4,757	4,630	4,769	4,556
EBITDA	1,973	1,903	1,858	1,864	1,972	1,903	1,794	1,901
Amortization expense	(802)	(766)	(791)	(786)	(776)	(761)	(787)	(754)
Net benefit plans cost	(141)	(142)	(65)	(108)	(104)	(103)	(67)	(61)
Restructuring and other items	(50)	(88)	(23)	(31)	(5)	4	(126)	(1,081)

Operating income	980	907	979	939	1,087	1,043	814	5
Earnings from continuing operations	459	413	418	448	570	479	354	90
Discontinued operations	35	81	12	11	11	12	11	10
Extraordinary gain	—	—	—	—	—	—	69	—

Net earnings	494	494	430	459	581	491	434	100
Net earnings applicable to common shares	476	477	413	441	563	474	417	82
Included in net earnings:
Net gains on investments
Continuing operations	—	1	—	—	28	1	64	325
Discontinued operations	35	80	—	—	—	(1)	(2)	(2)
Restructuring and other items	(27)	(58)	(16)	(21)	(3)	2	(62)	(725)
Costs incurred to form Bell Aliant	(14)	—	—	—	—	—	—	—

Net earnings per common share
Continuing operations — basic	0.49	0.43	0.43	0.46	0.60	0.50	0.37	0.08
Continuing operations — diluted	0.49	0.43	0.43	0.46	0.60	0.50	0.37	0.08
Net earnings — basic	0.53	0.52	0.44	0.48	0.61	0.51	0.45	0.09
Net earnings — diluted	0.53	0.52	0.44	0.48	0.61	0.51	0.45	0.09
Average number of common shares outstanding (millions)	896.4	920.5	927.3	927.0	926.6	926.2	925.3	924.6

FINANCIAL RESULTS ANALYSIS
CONSOLIDATED ANALYSIS

	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Operating revenues	4,803	4,757	1.0%	9,537	9,387	1.6%
Operating expenses	(2,830)	(2,785)	(1.6%)	(5,661)	(5,512)	(2.7%)

EBITDA	1,973	1,972	0.1%	3,876	3,875	—
Amortization expense	(802)	(776)	(3.4%)	(1,568)	(1,537)	(2.0%)
Net benefit plans cost	(141)	(104)	(35.6%)	(283)	(207)	(36.7%)
Restructuring and other items	(50)	(5)	n.m.	(138)	(1)	n.m.

Operating income	980	1,087	(9.8%)	1,887	2,130	(11.4%)
Other income (expense)	(32)	19	n.m.	(39)	27	n.m.
Interest expense	(253)	(245)	(3.3%)	(504)	(490)	(2.9%)

Pre-tax earnings from continuing operations	695	861	(19.3%)	1,344	1,667	(19.4%)
Income taxes	(184)	(218)	15.6%	(367)	(482)	23.9%
Non-controlling interest	(52)	(73)	28.8%	(105)	(136)	22.8%

Earnings from continuing operations	459	570	(19.5%)	872	1,049	(16.9%)
Discontinued operations	35	11	n.m.	116	23	n.m.

Net earnings	494	581	(15.0%)	988	1,072	(7.8%)
Dividends on preferred shares	(18)	(18)	—	(35)	(35)	—

Net earnings applicable to common shares	476	563	(15.5%)	953	1,037	(8.1%)

EPS	0.53	0.61	(13.1%)	1.05	1.12	(6.3%)

n.m.: not meaningful
BCE INC. 2006 QUARTERLY REPORT

p. 12       MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Revenues
Our total operating revenues increased 1.0% to $4,803 million in Q2 2006 and 1.6% to $9,537 million year-to-date, reflecting improved performance across most of our Bell Canada segments and at Bell Globemedia. At Bell Canada, revenues grew 0.9% and 1.2% in the second quarter and first six months of 2006, respectively, driven primarily by Aliant where solid wireless and Internet results generated higher year-over-year revenues, and to a lesser extent by our Business segment where wireless subscriber and average revenue per user (ARPU) growth and increased ICT revenues, predominantly from acquisitions made over the past year, contributed to our top-line results. Our Residential segment recorded a small improvement in revenues mainly as a result of ARPU growth in its Video, Wireless and Internet units, despite ongoing erosion of its legacy voice and data business. Improved performance at our Other BCE segment resulted from solid revenue growth at Bell Globemedia, which was fuelled by strong advertising sales at its sports specialty channels and increased subscription revenues. The year-over-year improvements in operating revenues were partly offset by a decrease at our Other Bell Canada segment, due primarily to our wholesale operations where competitive pressures in the long distance market and weaker data revenues negatively impacted results.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
Operating Income
CONSOLIDATED OPERATING INCOME (in $ millions)

Operating income at BCE in the second quarter of 2006 was $980 million, down 9.8% from $1,087 million in the same quarter last year while, on a year-to-date basis, operating income decreased 11.4% to $1,887 million from $2,130 million in 2005. Similarly, Bell Canada’s operating income declined by 8.9% and 11.2% to $894 million and $1,744 million for the same respective periods. The year-over-year decreases were due largely to restructuring and other items of $50 million in Q2 2006 and $138 million in the first six months of 2006 for restructuring costs for involuntary employee departures at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, as well as costs incurred to form Bell Aliant.
     Operating income before restructuring and other items in Q2 2006 was $1,030 million or 5.7% lower than the same quarter in 2005 at BCE, and was $942 million or 4.5% lower at Bell Canada. Similarly, on a year-to-date basis, operating income before restructuring and other items was $2,025 million, or 5.0%, lower than the first six months of 2005 at BCE, and was $1,879 million or 4.3% lower at Bell Canada.
     The decreases in operating income before restructuring and other items at both BCE and Bell Canada this quarter, compared with the second quarter of 2005, resulted primarily from:

• continued erosion of our high-margin residential network access services (NAS) wireline customer base
• continued pressure on operating margins from the ongoing transformation of our product mix towards growth services
• higher wireless customer retention costs
• higher operating expenses from acquisitions made over the past year principally within our Business segment
• the impact of higher net benefit plans cost and amortization expense
• an increased volume of work orders associated with provisioning and service assurance.
These impacts were offset partly by:
• higher overall revenues
• reduced costs from supply chain and efficiency-related initiatives associated with our Galileo cost reduction program
• lower salary expense from employee workforce reductions
• lower customer acquisition costs in our Wireless and Video units, mainly as a result of lower activations
• the resolution in Q3 2005 of a labour dispute with technicians in Ontario, which increased operations costs in Q2 2005.
On a year-to-date basis, the decreases in operating income before restructuring and other items also were impacted by higher wireless customer acquisition costs in Q1 2006 as a result of higher gross activations and higher costs from our ongoing investment in service improvement, offset partly by lower wireless bad debt expense.
See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA for BCE remained virtually unchanged this quarter and year-to-date at $1,973 million and $3,876 million, compared with $1,972 million and $3,875 million in the same periods in 2005. These
BCE INC. 2006 QUARTERLY REPORT

p. 13
results reflected improved year-over-year operating performance at Bell Canada in both the second quarter and first half of the year, offset by lower EBITDA at Bell Globemedia mainly as a result of higher programming and rights costs. A modest decrease in EBITDA at Telesat Canada (Telesat) in the quarter was due largely to a one-time sale of network services in Q2 2005.
     At Bell Canada, EBITDA was $1,857 million this quarter and $3,675 million year-to-date, representing slight increases of 1.0% and 0.6%, respectively, over the previous year. The year-to-date results for 2006 reflect improved performance at our Aliant and Other Bell Canada segments, offset mostly by lower margins at our Residential and Business segments. In the quarter, our Business segment contributed positively to EBITDA due to savings from headcount reductions and other efficiency-related initiatives.
     EBITDA margin for BCE in Q2 2006 decreased 0.4 percentage points compared with the same quarter last year to 41.1%, while Bell Canada’s EBITDA margin was unchanged at 43.2%. In the first half of the year, EBITDA margin was 40.6% at BCE and 42.9% at Bell Canada, down 0.7 and 0.3 percentage points, respectively, compared with the same six-month period in 2005. The slight year-over-year declines reflected a number of operating cost pressures, which included higher operating costs in wireless mainly from increased customer retention activity, continued erosion of high-margin legacy voice and data services in all our segments, higher operating expenses from business acquisitions, increased volume of work orders associated with provisioning and service assurance, as well as ongoing pressure on operating margins from the continuing transformation of our product mix towards growth services. The savings in operating costs achieved through various headcount reduction and supply transformation initiatives, as well as lower customer acquisition costs in our Growth services (wireless, video and Internet) due primarily to lower activations, largely offset the impact of these cost pressures on EBITDA margin.
     Wireless EBITDA increased by 10.2% to $367 million in Q2 2006 from $333 million in Q2 2005, due mainly to wireless revenue growth of 11.2% and lower subscriber acquisition costs as a result of lower gross subscriber additions in the second quarter of this year. Nevertheless, wireless EBITDA margin decreased 0.6 percentage points to 41.8% in Q2 2006 from 42.4% in the same quarter last year. This reflected higher handset upgrade and customer retention costs, as well as the recognition in Q2 2005 of a portion of deferred revenues related to prepaid minutes that would go unused.
     On a year-to-date basis, wireless EBITDA improved 14.1% to $722 million from $633 million in 2005, reflecting revenue growth of 11.9%, reduced customer contact centre costs and lower bad debt expense. These factors contributed to wireless EBITDA margin of 42.4% year-to-date, representing a 0.5 percentage point improvement in margin compared with the first six months of 2005 when customer service issues related to our billing system conversion had a negative impact on our financial results particularly during the first three months of the year. The year-over-year EBITDA margin improvement was offset partly by both higher subscriber acquisition expense and higher retention costs associated with our customer lifecycle management initiatives.
     Wireless COA increased 4.5% to $419 per gross activation in Q2 2006 from $401 per gross activation for the same quarter in 2005. Higher COA was driven primarily by an increase in handset subsidies on premium-priced handsets with greater functionality and features used to attract higher ARPU, longer-term contract customers, increased advertising expenses associated with our Frank & Gordon campaign, and higher sales commissions from a shift towards sales channels that sign-up higher-value subscribers. The increase in COA also was impacted negatively by a lower number of gross activations year-over-year. Similarly, on a year-to-date basis, COA increased 4.6% to $407 per gross activation in 2006 from $389 per gross activation for the comparable period last year, despite the mitigating impact of a larger number of gross subscriber activations.
     Video EBITDA increased significantly both on a quarterly and year-to-date basis to $66 million and $113 million, respectively, compared with $6 million and $10 million for the same periods in 2005. The year-over-year improvements reflected strong revenue growth from the combined impact of a $4 increase in monthly ARPU and a 10.2% expansion of the customer base, significantly lower subscriber acquisition expense due to the combined impact of lower gross activations and the large number of customers choosing set-top box (STB) rentals, as well as efficiency-related operating cost savings from programming and our call centres.
Amortization Expense
Amortization expense of $802 million in Q2 2006 and $1,568 million on a year-to-date basis in 2006 represent increases of 3.4% and 2.0%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements.
BCE INC. 2006 QUARTERLY REPORT

p. 14       MANAGEMENT’S DISCUSSION AND ANALYSIS
Net Benefit Plans Cost
The net benefit plans cost of $141 million in Q2 2006 and $283 million on a year-to-date basis in 2006 represent increases of 35.6% and 36.7%, respectively, compared to the same periods last year. The increases resulted mainly from a reduction in the discount rate from 6.2% to 5.2%, which increased the cost of our pension plan liabilities and, therefore, net benefit plans cost.
     (New actuarial valuations were completed in June 2006 for our defined benefit pension plans. For further information, please see Liquidity within our Financial and Capital Management section.)
Restructuring and Other Items
We recorded restructuring charges and other items of $50 million in Q2 2006 and $138 million on a year-to-date basis in 2006. These included:
• charges of $29 million in the second quarter of 2006 and $74 million on a year-to-date basis related to new restructuring costs for the involuntary departure of approximately 330 employees in the second quarter and 1,230 employees on a year-to-date basis
• charges of $11 million in the second quarter of 2006 and $24 million on a year-to-date basis for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring costs
• transaction costs of $13 million in the second quarter of 2006 and $43 million on a year-to-date basis related to the formation of Bell Aliant announced on March 7, 2006. These transaction costs related mainly to investment banking, professional and consulting fees. Additional costs of approximately $85 million associated with the formation of Bell Aliant are expected to be incurred in Q3 2006.
Net Earnings and Earnings per Share (EPS)
Net earnings applicable to common shares for Q2 2006 were $476 million, or $0.53 per common share, which represents a decrease of 15.5% compared with net earnings of $563 million, or $0.61 per common share for the same period last year. Included in net earnings in Q2 2006 was a $14 million premium cost for Aliant’s early redemption of long-term debt. We recorded net gains on investments in Q2 2005 of $32 million which included a $39 million dilution gain in our interest in TerreStar Networks Inc. (TerreStar), a mobile satellite services company, offset by a $7 million write-down of Bell Globemedia’s investment in TQS Inc. (TQS). Net earnings were further impacted in the second quarter of 2006 by restructuring and other items of $27 million, offset by net gains from discontinued operations of $35 million, which included a gain of $52 million on the return of capital from Bell Canada International Inc. (BCI) offset by a write-down of $17 million on our remaining investment in CGI Group Inc. (CGI). Excluding the impact of these items, net earnings of $482 million, or $0.54 per common share, decreased by $56 million, or $0.04 per common share over Q2 2005.
     On a year-to-date basis, net earnings applicable to common shares were $953 million, or $1.05 per common share, 8.1% lower than $1,037 million, or $1.12 per common share, for the same period last year. Year-to-date earnings were further impacted by $116 million of net gains from discontinued operations, which related mainly to the gain on sale of most of our interest in CGI in the first quarter of 2006, and restructuring and other items of $85 million for charges associated with our new employee workforce reduction initiatives, the related relocation of employees and closing of real estate facilities, and the transaction costs related to the formation of Bell Aliant. Excluding the impact of these items, net earnings of $936 million, or $1.03 per common share, decreased by $74 million, or $0.06 per common share.
     On both a quarterly and year-to-date basis, the relatively stable year-over-year EBITDA performance was more than offset by higher amortization expense and higher net benefit plans cost. Income taxes decreased on both a quarterly and year-to-date basis due to lower pre-tax earnings and income tax adjustments resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget. This was offset mainly by $60 million of savings in Q2 2005 resulting from the loss monetization program between Bell Canada and BCI. The year-to-date decrease in income taxes was further impacted by favourable audit settlements in the first quarter of 2006.
SEGMENTED ANALYSIS
OPERATING REVENUES

BCE INC. 2006 QUARTERLY REPORT

p. 15

OPERATING REVENUES	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Residential	1,900	1,890	0.5%	3,769	3,746	0.6%
Business	1,530	1,499	2.1%	3,039	2,977	2.1%
Aliant	534	518	3.1%	1,079	1,042	3.6%
Other Bell Canada	460	485	(5.2%)	934	964	(3.1%)
Inter-segment eliminations	(128)	(134)	4.5%	(255)	(262)	2.7%

Bell Canada	4,296	4,258	0.9%	8,566	8,467	1.2%
Other BCE	569	560	1.6%	1,093	1,035	5.6%
Inter-segment eliminations	(62)	(61)	(1.6%)	(122)	(115)	(6.1%)

Total operating revenues	4,803	4,757	1.0%	9,537	9,387	1.6%

OPERATING INCOME	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Residential	510	552	(7.6%)	1,013	1,078	(6.0%)
Business	199	221	(10.0%)	404	461	(12.4%)
Aliant	102	99	3.0%	196	186	5.4%
Other Bell Canada	83	109	(23.9%)	131	238	(45.0%)

Bell Canada	894	981	(8.9%)	1,744	1,963	(11.2%)
Other BCE	86	106	(18.9%)	143	167	(14.4%)

Total operating income	980	1,087	(9.8%)	1,887	2,130	(11.4%)

Residential Segment
RESIDENTIAL REVENUES (in $ millions)

Residential revenues increased 0.5% in the second quarter of 2006 and 0.6% in the first half of 2006, year-over-year, to reach $1,900 million and $3,769 million, respectively. Video, wireless and data revenues contributed 2.5%, 1.1% and 1.5%, respectively, to overall Residential revenue growth in Q2 2006, offset largely by negative contributions of 3.0% from local and access services and 1.6% from long distance. Similarly, in the first half of the year, video, wireless and data revenues contributed 2.8%, 1.8% and 1.3%, respectively, to overall Residential revenue growth in 2006, offset largely by negative contributions of 2.8% from local and access services, 2.2% from long distance, and 0.3% from terminal sales and other revenues. Both the quarterly and year-to-date increases were the result of continued expansion of our wireless, video and high-speed Internet subscriber bases and significantly improved video, wireless and high-speed Internet ARPUs, offset almost entirely by lower wireline (local and access and long distance) revenues brought about mainly by an ongoing increase in NAS losses, continued wireless long distance and VoIP substitution, the impact of regulatory decisions, as well as ongoing aggressive price competition. Although overall Residential revenue growth slowed somewhat compared with previous quarters, this result was anticipated given the adverse effect on wireline revenues from increased cable telephony competition and from the CRTC mandated local rate reductions, which lowered the recurring amount in the deferral account.
Wireline
Local and access, which represents the largest proportion of our Residential segment revenues, declined this quarter and year-to-date, compared with the same periods in 2005, due mainly to NAS erosion and the CRTC-required price reductions, which resulted in lower basic service and related Smart-Touch feature revenues. This was offset partly by an increase in wireline maintenance plan revenues, reflecting price increases implemented in the third quarter of 2005. NAS decreased this quarter primarily as a result of losses to competitive local exchange carriers (CLECs) and cable companies, wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. The rate of year-over-year NAS erosion increased in Q2 2006 as the major cable companies operating in our Ontario and Québec markets continued to expand their service footprints and to vigorously market low-priced cable telephony offerings through bundled offers with their other services. The CRTC’s Deferral Account decision, which required local rate reductions effective June 1, 2006, is expected to have an adverse impact of approximately $50 million on local and access revenues in 2006.
     In line with NAS erosion, long distance revenues were lower both this quarter and year-to-date, compared with the same periods last year, reflecting lower average revenue per minute (ARPM), a decrease in the overall volume of conversation minutes, and lower prepaid calling card sales. However, mainly as a result of an increase in the network charge from $2.95 per month to $4.50 per month, which became effective
BCE INC. 2006 QUARTERLY REPORT

p. 16       MANAGEMENT’S DISCUSSION AND ANALYSIS
on April 15, 2006, as well as higher overseas and calling card per-minute rates, total long distance revenues in the quarter increased over Q1 2006 and the year-over-year rate of decline slowed compared with previous quarters. Lower ARPM reflected ongoing competition from non-traditional long distance providers, increased adoption of our Block-of-Time (BOT) minute plans, the continued impact of our $5 Long Distance Bundle (which was discontinued in Q3 2005), and a lower volume of higher-priced overseas minutes. Overall minutes also declined year-over-year, as usage gains stemming from our BOT and bundle products were more than offset by the impact from increased NAS erosion and losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     (For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.)
Wireless
Residential wireless revenues increased year-over-year both this quarter and year-to-date, mainly as a result of a higher average number of customers, a shift in subscriber acquisition mix towards higher-value rate plans, the growing impact of higher-than-average ARPU prepaid customers from Solo and Virgin Mobile, price increases in the third quarter of 2005 for certain services and features, and the continued popularity of our ‘10-4’ push-to-talk service. Higher data usage stemming from increased adoption of ‘Fuel Me’ bundles, text messaging, mobile browsing and gaming, which has been facilitated by the availability of new handsets with enhanced MP3 download and video streaming capabilities, also contributed to the improvement in revenues.
     (For further information about our wireless business, please see Wireless within our Product Line Analysis.)
Data
Higher residential data revenues for both the quarter and first half of the year were driven by high-speed Internet subscriber base growth of 13% and higher ARPU resulting from a shift in subscribers towards higher-speed, premium-priced products, the implementation of a $5 price increase in Q4 2005 for new customers and in Q2 2006 for existing customers on our Basic high-speed service for customers in Ontario, a reduction in customer credits, as well as a 32% increase in combined revenues from our Sympatico.MSN.ca web portal and other value-added services such as MSN Premium, Security Services, Games Mania and Home Networking. The number of customers subscribing to Sympatico value-added services surpassed the one million mark during the second quarter, representing an approximate 20% increase over the past year. The portal currently averages over 18 million unique visitors per month, or approximately 86% of online Canadians. The year-over-year improvements in residential data revenues were tempered by promotional offers on our Basic and High Speed Edition products in Québec.
     (For further information about our data business, please see Data within our Product Line Analysis.)
Video
VIDEO REVENUES (in $ millions)

VIDEO SUBSCRIBERS (in $ thousands)

Our Video unit continued to report strong financial performance for the year, growing its revenues by 21% this quarter and 23% year-to-date to $286 million and $563 million, respectively, compared with the same periods in 2005. These improvements were driven by year-over-year subscriber base growth of 10.2% and a $4 increase in monthly ARPU, which reflect the impact of price increases implemented over the past year, the success of our strategy to upsell customers to higher priced programming packages, continued traction of our STB rental program and higher pay-per-view subscriptions.
     We added 19,000 new net video subscribers in Q2 2006 and 31,000 year-to-date, compared with 63,000 and 92,000 for the same periods in 2005. These decreases can be attributed to more aggressive price competition in our markets from the cable operators, while we maintained pricing discipline and had fewer promotional offers in the retail marketplace compared with the same time last year. At the beginning of Q3 2006, Bell ExpressVu (Bell Canada’s video services provider) launched its ‘All in One’ plan, a new marketing strategy that combines hardware and programming into one package. This new program is being introduced to stimulate further the adoption of digital television by Canadian consumers.
     Higher year-over-year churn also contributed to softer net activations. However, our video churn rate increased by just 0.1 percentage point, year-over-year, in both the second quarter and first half of 2006 to 1.0% despite several price increases introduced over the past year and a lower proportion of our subscribers on long-term contracts,
BCE INC. 2006 QUARTERLY REPORT

p. 17
reflecting success of our customer retention activities and the challenging competitive environment which included the impact from cable operators’ strategy of bundling cable service with other products at discounted rates.
     Our total video customer base reached 1,758,000 at June 30, 2006, representing an increase of 10.2% compared with the previous year.
     Video ARPU increased notably to $54 per month in Q2 2006 from $50 per month in Q2 2005. The 8.0% improvement was primarily the result of a shift in product mix towards higher-priced programming packages and higher pay-per-view revenues, and to a lesser degree to price increases implemented during 2005. Customer credits and retention discounts partly offset this $4 year-over-year increase in ARPU. During 2005, we applied a $3 rate increase to our existing subscriber base beginning in March and on October 1st we brought into effect $2 and $3 increases, respectively, on our basic and theme packages for all new customers. In 2006, we continued to exercise pricing discipline by implementing a $2 rate increase on our standard digital programming package for all existing customers without a contract at the beginning of the year and increasing the system access fee by $3 per month for all our legacy subscribers starting in May. Similarly, on a year-to-date basis, video ARPU increased by $4 to $53 per month from $49 per month in 2005.
Residential Operating Income
RESIDENTIAL OPERATING INCOME (in $ millions)

Our Residential segment reported operating income of $510 million this quarter and $1,013 million year-to-date, down 7.6% and 6.0%, respectively, from the comparable periods in 2005. In each case, the decrease was due to a higher rate of decline in our high-margin residential NAS wireline customer base, higher operating costs in wireless from increased customer retention activity and our advertising campaigns, as well as increased amortization expense and net benefit plans cost. These factors were mitigated in part by higher revenues across all our growth services, a decrease in total subscriber acquisition expenses in wireless and video due mainly to lower gross activations, lower contact centre costs driven by an improvement in the first-call resolution rate, reduced handle times and outsourcing of call volumes, as well as savings from other cost-reduction initiatives which includes the ongoing implementation of our One Bill initiative.
Business Segment
BUSINESS REVENUES (in $ millions)

Business segment revenues for the three and six months ended June 30, 2006 were $1,530 million and $3,039 million, respectively, representing increases of 2.1% over the same periods in 2005. Our SMB, Enterprise and Bell West units accounted for 1.5%, 0.3% and 0.3% of the total growth in Business segment revenues in Q2 2006 respectively. Similarly, on a year-to-date basis, our SMB, Enterprise and Bell West all contributed to the increase in Business segment revenues, accounting for 1.5%, 0.1% and 0.5% of the growth respectively. Increases in ICT and wireless revenues from Enterprise and SMB customers were partly offset by further declines in legacy wireline voice and data revenues as intense competitive pricing pressures continue and as customers migrate their voice and data traffic to our IP-based systems.
Enterprise
Revenues generated by our Enterprise unit increased slightly both this quarter and on a year-to-date basis, compared with the same periods in 2005, due primarily to the strength of our wireless business, which has been fuelled by solid subscriber growth and improved ARPU, and higher penetration of ICT products and services. However, a decline in long distance and legacy data services revenues partially offset the year-over-year increases in Enterprise revenues, due to the combined impact from price changes necessitated by competitive market conditions and the ongoing migration of our customers’ voice and data traffic to IP-based systems.
     Data revenues decreased in the quarter and first half of the year, mainly as a result of price changes on customer contracts for legacy data services necessitated by competitive market conditions and higher revenues generated in Q2 2005 from the timing of sales for systems and storage solutions, which tempered IP-based connectivity and ICT revenue growth year-over-year. ICT revenues grew by 8% this quarter and 11% in the first half of 2006, reflecting increased sales from acquisitions and new contract wins primarily in the areas of security solutions, wireless data and contact centre management.
BCE INC. 2006 QUARTERLY REPORT

p. 18       MANAGEMENT’S DISCUSSION AND ANALYSIS
     During the quarter, our Enterprise unit continued to experience a healthy demand for IP-based network solutions, particularly for IP virtual private network services, as large Enterprise customers chose Bell Canada for their ICT needs. In this regard, our Enterprise unit secured a multi-year contract with RBC Financial Group (RBC) for an IP communications solution that will convert RBC’s 1,300 branch offices from a legacy frame relay data network to a consolidated IP-based Multi Protocol Label Switching (IP MPLS) network.
SMB
Our SMB unit contributed significantly to the financial performance of our Business segment in 2006. Revenues generated from SMB customers increased this quarter and year-to-date as higher data and wireless revenues more than compensated for lower long distance, local and access and other revenues. Data revenue growth was fuelled by strong demand for high-speed Internet access service connections and continued solid growth in ICT sales driven mainly by higher VAS sales and cross-selling opportunities with companies acquired to enhance our virtual chief information officer (VCIO) strategy, despite softness in gateway equipment sales mainly reflecting the timing of customer deals. Despite intensifying competition, total VCIO revenues increased by 16% this quarter and by 25% year-to-date. Although long distance revenues continued to decrease year-over-year, largely as a result of lower minute volumes, competitive pricing pressures and a weakening of our pay-phone business brought about by increasing wireless and Internet substitution, the quarterly rate of decline slowed this quarter reflecting the impact of strategic product pricing. Similarly, local and access revenues also decreased marginally in the quarter due to our declining pay-phone business and market share gains by alternative telephony providers. However, the rate of decline slowed in Q2 2006 compared with the past several quarters because of stabilization in local line losses from improved customer retention and the favourable impact of recent price increases for basic local fixed-line access. Moreover, local and access revenues in Q2 2005 were impacted negatively by lower wireline access installation fees due to a labour dispute with field technicians in Ontario. Lower other revenues can be attributed primarily to the sale of our U.S. conferencing solutions operations in the second half of 2005.
Bell West
Bell West continued to grow its business this quarter as data, local and access and long distance revenues increased year-over-year, due primarily to the launch of services on the Alberta SuperNet (a next-generation broadband access network), higher wholesale service revenues stemming from higher demand for local access lines to support Shaw Communications’ Digital Phone service, as well as continued growth in Bell West’s Enterprise and SMB customer bases. In Q2 2006, demand for wholesale NAS from Shaw Communications increased 40% compared with the previous quarter. Total NAS in service for Shaw reached 189,000 at the end of the quarter, representing more than a six-fold increase since the end of Q2 2005.
Business Operating Income
BUSINESS OPERATING INCOME (in $ millions)

Business segment operating income for the second quarter and first half of 2006 decreased 10.0% and 12.4%, respectively, to $199 million and $404 million, as a result of higher amortization expense and net benefits plans cost, as well as the negative margin impact from the ongoing shift of voice and data traffic to IP-based growth services and the loss of higher-margin legacy voice and data business due to competitive pricing pressures. Higher revenues and operating cost improvements from headcount reductions and other efficiency-related initiatives partially offset the negative impacts on operating income year-over-year.
     In our Enterprise unit, operating income decreased in the quarter and year-to-date, reflecting lower revenues due to price changes necessitated by competitive market conditions, margin erosion from the shift in product mix towards IP-based services, as well as higher net benefits plans cost and amortization expense.
     Our SMB unit reported strong operating income growth in the second quarter and first half of 2006, driven primarily by solid year-over-year revenue growth, cost savings from sales force realignment and other Galileo-related efficiency initiatives which mitigated the margin erosion associated with the shift in sales towards VCIO solutions and away from legacy wireline services. These year-over-year increases in operating income were offset partly by higher operating expenses from recent business acquisitions, as well as higher net benefit plans cost and amortization expense.
     Bell West recorded lower operating income both this quarter and in the first six months of 2006, due primarily to higher amortization expense now that the Alberta SuperNet is in service, offset partially by improved gross margins from revenue growth and cost containment initiatives. Our Bell West unit reached a milestone in Q2 2006 as EBITDA was positive for the first time in its operating history.
BCE INC. 2006 QUARTERLY REPORT

p. 19
Aliant
ALIANT REVENUES (in $ millions)

Aliant revenues were $534 million in the second quarter and $1,079 million year-to-date, reflecting increases of 3.1% and 3.6%, respectively, compared with the same periods last year. Continued strong growth in wireless and Internet services and other telecommunications product sales offset declines in other areas due to impacts of competition, wireless and Internet substitution, and regulatory restrictions.
     Local and access revenues increased this quarter and were flat year-to-date, compared with the same periods in 2005. This resulted mainly from a one-time reclassification of revenues in Q2 2006 to reflect their appropriate nature. Offsetting this reclassification of revenues was a 1.7% decline in the NAS customer base since the end of the second quarter of 2005, reflecting competitive losses, the reduction in demand for primary lines due to increased customer adoption of wireless and VoIP technologies, ongoing pressure from growth in high-speed Internet access that reduces the need for second telephone lines, and limitations created by the CRTC’s restrictions on bundling and winback promotions.
     Long distance revenues declined in the second quarter and first six months of the year over the comparable periods in 2005, due mainly to lower per-minute prices for residential customers despite an increase in minutes of use, as the adoption rate of value packages with unlimited long distance plans increased. Per-minute pricing and minutes of use in the business market continued to decline, as a result of competitive pricing pressures and increased use of contact centre management tools (such as integrated voice response systems) that reduce the length of calls.
     Wireless revenues increased both in the second quarter and first half of 2006, driven by a 13.6% year-over-year increase in the wireless customer base and higher ARPU. Gross wireless activations in the quarter were up 4.8%, while churn improved 0.4 percentage points to 1.0% per month, reflecting Aliant’s expanded service area coverage and digital wireless network, an enhanced dealer network that improved market penetration, broader product selection, as well as the growing number of customers subscribing to value packages, business bundles and longer term contracts. In addition, ARPU increased in the quarter, due to an increase in average minutes of use, higher data usage driven by text messaging, Web browsing, an increased number of Blackberry users and premium content downloads, and higher penetration of value-added services.
     Data revenues for the second quarter and first half of 2006 increased year-over-year, due mainly to a significant increase in Internet revenues. The growth in Internet revenues was attributable to year-over-year subscriber growth of 9.1%. The expansion of the subscriber base in the first half of 2006 was the result of competitive marketing offers, proactive management of dial-up customer migration to high-speed products, expansion of the service area, the launch of a new home business Internet service and continued success of the personal computer (PC) purchase program.
     Terminal sales and other revenues decreased in the second quarter and remained relatively unchanged year-to-date, due to the previously mentioned reclassification of revenues, offset partly by higher IT product and equipment sales associated mainly with Aliant’s PC purchase program.
Aliant Operating Income
ALIANT OPERATING INCOME (in $ millions)

Operating income at Aliant was $102 million in the second quarter and $196 million in the first six months of 2006, reflecting increases of 3.0% and 5.4%, respectively, compared with the same periods in 2005. Operating expense increases in the second quarter of 2006 were driven by the costs to support wireless and Internet business growth and higher expenses related to improved product sales, contractual wage increases and the launch of a new core advertising program. In addition, restructuring and other charges of $15 million included transaction costs of $6 million associated with the formation of Bell Aliant. This was partially offset by lower amortization expense, due largely to an increase in the estimated useful life of internally developed software from three to five years. On a year-to-date basis for 2006 overall margins improved due to sound operating cost management.
BCE INC. 2006 QUARTERLY REPORT

p. 20       MANAGEMENT’S DISCUSSION AND ANALYSIS
Other Bell Canada Segment
OTHER BELL CANADA REVENUES (in $ millions)

Other Bell Canada segment revenues of $460 million in Q2 2006 and $934 million in the first six months of 2006, represented decreases of 5.2% and 3.1%, respectively, compared with the same three and six-month periods in 2005. The year-over-year declines were due mainly to lower revenues in our Wholesale unit, resulting from:
• continued pressure on long distance revenues as a result of competitive pricing
• the unfavourable impact on data revenues from customers migrating services onto their own network facilities
• the one-time favourable impact in the second quarter of 2005 from the early termination of a cross-border facilities contract.
The year-over-year declines in Other Bell Canada revenues were partly offset by an increase in switched minute volumes and strong demand for local loops and access capacity. On a year-to-date basis, revenue from a contract to help restore telecommunications service to the areas affected in the United States in September 2005 by Hurricane Katrina also helped to mitigate the year-over-year decrease in revenues.
Other Bell Canada Operating Income
OTHER BELL CANADA OPERATING INCOME (in $ millions)

Operating income for the Other Bell Canada segment decreased 23.9% to $83 million this quarter and 45% to $131 million year-to-date, due mainly to restructuring and other charges related to restructuring costs for the involuntary departure of employees and the associated relocation of employees and closing of real estate facilities no longer required as a result of the workforce reduction. Excluding restructuring and other items, operating income increased by 7.0% and 7.6% in the second quarter and first six months of 2006 to $122 million and $257 million, respectively, reflecting lower cost of goods sold due to lower domestic and international long distance traffic, a decreased volume of termination minutes stemming from reduced southbound traffic to the United States, an improvement in bad debt expense, and other cost reductions stemming from our Galileo initiatives. Lower revenues and higher operating expenses from contractual wage increases, as a result of renegotiated labour agreements signed in the second half of 2005 with our technicians in Ontario and Québec, partly offset the positive year-over-year impacts on operating income.
Other BCE Segment

	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Bell Globemedia	431	399	8.0%	825	755	9.3%
Telesat	120	137	(12.4%)	238	245	(2.9%)
Other	18	24	(25.0%)	30	35	(14.3%)

Other BCE revenues	569	560	1.6%	1,093	1,035	5.6%

OTHER BCE REVENUES (in $ millions)

Other BCE segment revenues grew 1.6% to $569 million in Q2 2006 and 5.6% to $1,093 million on a year-to-date basis, compared with the same periods in 2005. In each case, the increase reflected higher revenues at Bell Globemedia offset primarily by year-over-year declines in revenue at Telesat.
     Bell Globemedia’s revenues for the quarter were $431 million, up 8.0% from Q2 2005. On a year-to-date basis, Bell Globemedia’s revenues grew 9.3% to $825 million.
     Total advertising revenues grew 6.0% this quarter and 7.5% on a year-to-date basis, due to the return of NHL hockey, which drove advertising revenues at Bell Globemedia’s sports specialty channels TSN and RDS, as well as to higher advertising revenues at The Globe and Mail. In addition, CTV Television continued its ratings leadership with 9 of the top 10 and 17 of the top 20 regularly scheduled programs among all viewers for the period September 2005 to July 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 21
     Subscriber revenues grew 11.5% and 11.6% in Q2 and year-to-date 2006, respectively, reflecting specialty channel subscription growth, as well as higher online subscriptions and an increase in circulation at The Globe and Mail. Online subscriptions have increased by over 36% in the past twelve months, while circulation has grown almost 5% over the same period.
     Telesat’s revenues decreased 12.4% to $120 million this quarter and 2.9% to $238 million year-to-date, due mainly to non-recurring revenue in Q2 2005 from the installation and maintenance of an interactive distance learning network, which was partly offset by higher broadcast and consulting revenues. Excluding the one-time impact on revenues generated from its interactive distance learning network, total revenues on a year-over-year basis improved 1.2% and 8.0% in the second quarter and first six months of 2006, respectively. Telesat revenues in Q2 2006 were also negatively affected by reduced business activity in South America.
Other BCE Operating Income
OTHER BCE OPERATING INCOME (in $ millions)

     Operating income for the Other BCE segment declined 18.9% to $86 million in Q2 2006 and 14.4% to $143 million year-to-date. The year-over-year decreases were due almost entirely to lower operating income at Bell Globemedia and Telesat, offset partly by lower corporate expenses at BCE Inc.
     Bell Globemedia’s operating income decreased 17.9% and 23%, respectively, to $78 million and $123 million in the second quarter and first half of 2006 despite solid revenue growth, primarily as a result of:
• higher sports specialty programming costs due to the resumption of NHL hockey broadcasts
• higher conventional television programming costs due to the maintenance of a ratings-strong schedule
• costs associated with the launch of MTV in March 2006
• higher net benefit plans cost.
Telesat’s operating income decreased 9.3% to $39 million in Q2 2006 and 2.5% to $78 million year-to-date, due mainly to the combined impact of lower revenues and higher amortization expense stemming from the launch of its Anik F1R satellite, which was placed into service during Q4 2005. These decreases were offset partly by lower operating expenses.
Product Line Analysis
BELL CANADA PRODUCT LINE (in $ millions)

REVENUES	Q2 2006	Q2 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Local and access	1,312	1,368	(4.1%)	2,623	2,736	(4.1%)
Long distance	456	518	(12.0%)	912	1,056	(13.6%)
Wireless	857	771	11.2%	1,661	1,484	11.9%
Data	1,003	966	3.8%	2,004	1,917	4.5%
Video	286	236	21.2%	563	457	23.2%
Terminal sales and other	382	399	(4.3%)	803	817	(1.7%)

Total Bell Canada	4,296	4,258	0.9%	8,566	8,467	1.2%

BCE INC. 2006 QUARTERLY REPORT

p. 22       MANAGEMENT’S DISCUSSION AND ANALYSIS
Local and Access
LOCAL AND ACCESS REVENUES (in $ millions)

Local and access revenues of $1,312 million in Q2 2006 and $2,623 million year-to-date, represent decreases of 4.1% compared with the same respective periods in 2005, as a result of higher NAS erosion and lower Smart-Touch feature revenues directly attributable to NAS losses, offset partly by gains from wireline maintenance plans. Local and access revenues this quarter also were impacted by several regulatory decisions by the CRTC, including a ruling that mandated a reduction in local rates in association with the Price Caps deferral account and a ruling with respect to rates we charge for switching and aggregation services to long distance service providers. In total, these regulatory rulings had an approximate $12 million impact on local and access revenues this quarter. These negative impacts were largely offset by the previously mentioned onetime reclassification of revenues at Aliant to reflect the appropriate nature of the services provided.
     NAS in service declined by 419,000 or 3.3% since the second quarter of 2005, as a result of increased competition from cable operators for local telephone service, continuing losses to CLECs, wireline to wireless substitution, as well as from growth in high-speed Internet access that reduces the need for second telephone lines. The rate of NAS erosion reflected a higher level of local line losses than the previous year, as the major cable operators in our incumbent territories sustained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings across most of our Ontario and Québec markets. This was offset partly by higher demand for local access lines from Shaw to offer VoIP services in Western Canada, a year-over-year increase in connection requests for telephone lines associated with the seasonal impact of residential moves, the contribution of customers from our Bell Digital Voice service and an increase in customer winbacks (following the CRTC’s decision to reduce the waiting time before contacting lost customers from one year to three months). Despite this positive regulatory development, the CRTC’s regulatory restrictions continue to place pressure on our local and access business with respect to bundling and packaging of local services with other non-regulated services, and limitations on customer winback promotions.
Long Distance
LONG DISTANCE REVENUES (in $ millions)

Long distance revenues were $456 million in the quarter and $912 million in the first half of the year, reflecting year-over-year decreases of 12.0% and 13.6%, respectively, compared with the same periods in 2005. Lower long distance revenues affected all Bell Canada segments, due mainly to the impact of escalating substitution and continued NAS erosion. These year-over-year decreases were offset partly by an increase in the network charge from $2.95 per month to $4.50 per month, which became effective on April 15, 2006, as well as by higher overseas and calling card per-minute rates, which helped maintain long distance revenues stable over the first quarter of 2006. Overall minute volumes decreased slightly both this quarter and year-to-date to 4,589 million and 9,171 million conversation minutes, representing declines of 1.7% and 0.9% respectively. Similarly, ARPM decreased by $0.008 in Q2 2006 and by $0.011 in the first half of 2006 to reach $0.093, reflecting a decline in both domestic and overseas minute volumes, competitive pricing pressures in our Residential, Business and Wholesale markets, as well as the continued impact from Residential customers who subscribe to the $5 Long Distance Bundle (which was discontinued in Q3 2005).
Wireless
WIRELESS SUBSCRIBERS (in thousands)

WIRELESS REVENUES (in $ millions)

BCE INC. 2006 QUARTERLY REPORT

p. 23
Gross wireless activations decreased 5.5% this quarter to 359,000, down from a record second-quarter performance of 380,000 gross activations last year. This result reflected the success of our extensive marketing efforts in Q2 2005 to rebuild customer loyalty and confidence in the Bell Mobility brand following the challenge of implementing a new billing system in 2004, as well as ongoing aggressive acquisition offers from our competitors featuring a large number of zero-dollar handsets and heavily discounted rate-plan promotions. Gross postpaid activations in the quarter decreased 10.3% year-over-year to 251,000, representing 70% of total gross activations compared with 74% in the previous year, while prepaid gross activations increased 8.8% to 108,000 driven by the strong performance of the Solo and Virgin Mobile brands particularly in the youth segment.
     On a year-to-date basis, we activated 683,000 new gross wireless customers, representing a 4.0% increase over the same period last year, comprised of 467,000 postpaid gross activations and 216,000 prepaid gross activations. This growth was fuelled by ongoing additions to our handset portfolio, attractive rate-plan promotions, the continued strength in both the Enterprise and SMB business market segments, the growing contribution of subscribers from Solo and Virgin Mobile, our increased presence in Western Canada, the launch of our EVDO wireless data network, as well as unique content deals and downloadable data services popular with the youth segment.
     Our postpaid churn rate for the second quarter and first six months of 2006 improved to 1.1% and 1.2%, respectively, from 1.4% and 1.5% in the same periods last year. The decreases reflect the success of our retention activities with higher-value subscribers, despite ongoing vigorous competition and tighter policies on the granting of customer discounts and hardware upgrades. The churn rates for 2005 were affected negatively by the cancellation of 45,000 non-paying customer accounts related largely to the residual impacts from our billing system conversion. Conversely, prepaid churn increased to 3.2% this quarter from 2.1% in Q2 2005 and to 2.9% in the first half of 2006 from 2.0% in the same period last year, due mainly to the deactivation of a higher number of inactive, non-revenue-generating customer accounts and the effect of certain pricing actions taken in 2005. On a combined basis, due to the offsetting impacts of lower postpaid churn and higher prepaid churn, our blended churn rate for the second quarter and first half of 2006 remained unchanged year-over-year at 1.6%.
     As a result of lower postpaid gross activations and a higher prepaid churn rate, total wireless net activations decreased to 90,000 in Q2 2006, compared with 146,000 in Q2 2005. This was comprised of 106,000 new postpaid net activations, corresponding to a 9.4% decrease over last year, and the loss of 16,000 prepaid customers compared with 29,000 new prepaid customers activated in Q2 2005. On a year-to-date basis, our 149,000 wireless net activations were 18.6% lower than the same period last year, despite higher total gross activations, due to a higher prepaid churn rate resulting in a higher number of deactivations. Year-to-date, postpaid rate plans have accounted for 97% of total net activations. Accordingly, as at June 30, 2006, our total number of cellular and PCS subscribers reached 5,590,000, representing a 9.4% increase over the past twelve months. Postpaid rate plans represented 74% of our total subscriber base at the end of the quarter, compared with 75% at the end of Q2 2005.
     Wireless service revenues grew 11.2% this quarter and 11.9% year-to-date to $857 million and $1,661 million, respectively, compared with the same periods last year. In each case, the year-over-year improvement was driven by the combined impact of a higher average number of subscribers and higher ARPU.
     Postpaid ARPU increased by $2 this quarter and $3 year-to-date to $63 and $62 , respectively, compared with the same periods in 2005. The following drove these meaningful improvements:
• a shift in the subscriber acquisition mix towards higher ARPU postpaid customers, reflecting increased penetration of Blackberry customers and other heavy users subscribing to higher-priced rate plans
• higher data usage stemming from increased text messaging, mobile browsing, video streaming and gaming, which have been facilitated by new handsets with enhanced functionality
• the continued popularity of our ‘Fuel Me’ bundled data offers and ‘10-4’ push-to-talk service
• the positive impact from price increases in the third quarter of 2005 for certain services and features.
This was offset partly by lower roaming revenues and lower system access fee revenue as a result of the considerable number of customers subscribing to ‘All in One’ plans where all service fees and a number of value-added service features are included as part of the monthly plan cost. We discontinued our ‘All in One’ rate plans for new subscriber activations at the end of February.
     Prepaid ARPU decreased to $14 per month this quarter, compared with $16 per month in Q2 2005, despite increased penetration of higher-than-average ARPU Solo and Virgin Mobile customers in our prepaid subscriber base, due to the recognition in the second quarter of 2005 of a portion of deferred revenues related to unused prepaid minutes. Excluding the deferred revenue impact, prepaid ARPU in Q2 2006 increased $2 year-over-year. Year-to-date, prepaid ARPU remained unchanged at $13 per month.
BCE INC. 2006 QUARTERLY REPORT

p. 24       MANAGEMENT’S DISCUSSION AND ANALYSIS
     Mainly as a result of higher postpaid ARPU, blended ARPU increased by $1 both this quarter and year-to-date to $51 and $49, respectively, compared with the same periods in 2005, despite a slight year-over-year decrease in the percentage of total wireless subscribers on postpaid rate plans.
Data
DATA REVENUES (in $ millions)

HIGH-SPEED INTERNET SUBSCRIBERS (in thousands)

Overall data revenues increased 3.8% this quarter and 4.5% on a year-to-date basis to $1,003 million and $2,004 million, respectively, compared with the same periods last year. The year-over-year improvements were mainly the result of growth in the number of high-speed Internet access service connections, increased sales of IP-based connectivity and ICT solutions among Enterprise and SMB customers, which benefited considerably from acquisitions made over the past year to enhance our product portfolio and create cross-selling opportunities, and the service launch of the Alberta SuperNet. However, data revenue growth in 2006 has been moderated by further decreases in legacy data revenues within our Business segment as a result of competitive pricing and the migration of voice and data traffic to IP-based systems, and the ongoing rationalization of circuit networks by wholesale customers. In addition, data revenues in Q2 2005 were positively impacted by the timing of certain customer sales in our Enterprise unit for systems and storage solutions, as well as the early termination of a cross border facilities contract in our Wholesale unit.
     The number of high-speed Internet subscribers increased by 47,000 this quarter and by 118,000 year-to-date, compared with 92,000 and 220,000 new net subscriber additions in the same periods last year, bringing our total subscriber count as at June 30, 2006 to 2,313,000. The second quarter of the year traditionally has been the weakest quarter from a subscriber growth perspective for the entire industry. Although we experienced a year-over-year decline in new subscriber additions in the second quarter, this result was in line with our expectations as net activations in Q2 2005 were driven by the introduction of our Basic Lite service in the Ontario market and by substantial footprint expansion. Our operating priority for 2006 is to increase broadband speeds within the existing footprint in order to offer higher speed Internet service to customers and to focus on customer retention, which improved in Q2 2006. On a year-to-date basis, subscriber growth was also affected by a decrease in demand from SMB customers and by aggressive price competition predominantly within our Québec market where a major cable operator pursued an acquisition strategy based on selling multi-product bundles at discounted rates. In order to combat the excessively competitive pricing conditions in Québec, we launched a targeted marketing campaign during the second quarter offering special promotional rates on our Basic and High-Speed Edition services for a limited time period.
     The combined impact from an extensive broadband access footprint and focused selling of lower priced high-speed services such as our Basic Internet service has helped to expand the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers decreased to 552,000 at the end of the quarter from 666,000 at the end of Q2 2005. Our high-speed Internet access footprint in Ontario and Québec reaches more than 85% of homes and business lines passed.
Video
See discussion under Residential segment.
Terminal Sales and Other
TERMINAL SALES AND OTHER REVENUES (in $ millions)

Terminal sales and other revenues were $382 million this quarter, or 4.3% lower than Q2 2005. The year-over-year decrease mainly reflected lower wireless equipment revenues resulting from a lower number of devices sold and reduced legacy voice equipment sales to business customers. This was offset partly by higher telecommunications equipment sales associated with Aliant’s PC purchase program and incremental revenues from a contract secured in the second half of 2005 (and which expired in April 2006) to help restore telecommunications service to the areas affected in the United States by Hurricane Katrina. Similarly, in the first half of the year, terminal sales and other revenues
BCE INC. 2006 QUARTERLY REPORT

p. 25

Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.
were down 1.7% to $803 million. However, the year-over-year rate of decline was not as large as in the second quarter mainly as a result of higher wireless equipment sales at Bell Mobility and higher IT product sales at Aliant’s Xwave Solutions Inc. and Innovatia Inc. subsidiaries.
OTHER ITEMS
Other Income (Expense)
Other expense of $32 million in Q2 2006 represented a decrease of $51 million compared to other income of $19 million in Q2 2005. This decrease resulted mainly from a $40 million charge for premium costs on Aliant’s early redemption of long-term debt recorded in Q2 2006. The income in Q2 2005 was due mainly to a dilution gain of $39 million relating to our investment in TerreStar offset by a $7 million write-down in Bell Globemedia’s investment in TQS and a $20 million charge related to the tax loss monetization program between Bell Canada and BCI.
     Other expense of $39 million in the first six months of 2006 represented a decrease of $66 million compared to $27 million of other income reported for the same period in 2005. On a year-to-date basis, the decrease was further impacted by a loss of $13 million that was realized in Q1 2006 on the exercise of a swaption issued by Aliant.
Interest Expense
Interest expense increased 3.3% or $8 million to $253 million in Q2 2006, compared to Q2 2005 and by 2.9%, or $14 million, to $504 million on a year-to-date basis compared to the same period last year. This was a result of higher average debt levels in the first six months of 2006, mainly from Bell Globemedia’s issuance of $895 million in debt, net of repayments, to finance a return of capital to its shareholders, partly offset by lower average interest expense from the refinancing of debt at lower rates.
Income Taxes
Income taxes decreased 15.6% or $34 million to $184 million in Q2 2006, compared to Q2 2005, due to lower pre-tax earnings and income tax adjustments resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget. This was offset mainly by $60 million of savings in Q2 2005 resulting from the loss monetization program between Bell Canada and BCI. On a year-to-date basis, income taxes decreased by 23.9% or $115 million to $367 million for the first six months of 2006. This decrease was further impacted by favourable audit settlements in the first quarter of 2006.
Non-Controlling Interest
Non-controlling interest decreased by 28.8% or $21 million in the second quarter of 2006 and by 22.8% or $31 million in the first six months of 2006 compared to the same periods last year. This was mainly due to the non-controlling interest in the premium cost of Aliant’s early redemption of long-term debt of $12 million in the second quarter of 2006 and lower net earnings in the first six months of 2006 at Bell Globemedia.
Discontinued Operations
The net gain from discontinued operations of $35 million in Q2 2006 relates to a gain of $52 million realized on the return of capital from BCI offset by a write-down of $17 million on our remaining investment in CGI.
     On a year-to-date basis, the net gain from discontinued operations of $116 million was further impacted by our gain on disposition of CGI of $79 million.
     The net gain from discontinued operations of $11 million in Q2 2005 and $23 million on a year-to-date basis in 2005 relates to our proportionate share of CGI’s operating income.
FINANCIAL AND CAPITAL MANAGEMENT
CAPITAL STRUCTURE

	Q2 2006	Q4 2005

Debt due within one year	1,308	1,373
Long-term debt	12,943	12,119
Less: Cash and cash equivalents	(112)	(363)

Total net debt	14,139	13,129
Non-controlling interest	2,453	2,898
Total shareholders’ equity	14,139	14,721

Total capitalization	30,731	30,748

Net debt to capitalization	46.0%	42.7%

Outstanding share data (in millions)
Common shares (1)	891.4	927.3
Stock options	26.1	27.3

(1)	As a result of the BCE Inc. Plan of Arrangement on July 10, 2006, the total number of BCE Inc. common shares issued and outstanding on that date was 815.6 million.
BCE INC. 2006 QUARTERLY REPORT

p. 26       MANAGEMENT’S DISCUSSION AND ANALYSIS
NET DEBT AND NET DEBT TO
CAPITALIZATION RATIO (in $ millions)

Our net debt to capitalization ratio was 46.0% at the end of Q2 2006, compared to 42.7% at the end of 2005. This was a result of an increase in net debt and a decrease in non-controlling interest and total shareholders’ equity.
     Net debt increased $1,010 million to $14,139 million in the first six months of 2006 primarily due to:
• BCE’s repurchase and cancellation of 36 million of its outstanding common shares for $994 million
• the capital repayment to non-controlling interest at Bell Globemedia of $279 million
• Aliant’s redemption of preferred shares for $175 million
• Bell Nordiq Group Inc.’s redemption of preferred shares for $60 million
• obligations of $218 million for additional capital leases
• an increase in investments of $105 million.
This was offset partially by $836 million of cash provided from discontinued operations mainly relating to:
• $849 million net proceeds from the sale of CGI offset by the deconsolidation of CGI’s cash on hand of $81 million
• BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from last year’s tax loss monetization
• $21 million incurred for the exercise of CGI warrants.
Non-controlling interest declined by $445 million in the first six months of 2006 due mainly to:
• Bell Globemedia’s capital repayment of $279 million to non-controlling interest
• Aliant’s $175 million redemption of preferred shares
• $12 million of premium cost on Aliant’s redemption of long-term debt.
Total shareholders’ equity decreased $582 million to $14,139 million in the first six months of 2006. This was mainly due to BCE’s repurchase of 36 million of its outstanding common shares for cancellation.
CASH FLOWS
FREE CASH FLOW (in $ millions)

The following table is a summary of the flow of cash into and out of BCE.

	Q2 2006	Q2 2005	YTD 2006	YTD 2005

Cash flows from operating activities	1,332	1,403	2,272	2,319
Capital expenditures	(875)	(905)	(1,468)	(1,629)
Other investing activities	(15)	(10)	(23)	(25)
Cash dividends paid on common shares	(302)	(305)	(607)	(583)
Cash dividends paid on preferred shares	(20)	(22)	(41)	(43)
Cash dividends paid by subsidiaries to non-controlling interest	(56)	(60)	(117)	(110)

Free cash flow	64	101	16	(71)
Business acquisitions	(12)	(35)	(39)	(122)
Bell Aliant Regional Communications Income Fund (Bell Aliant)	(51)	—	(73)	—
Increase in investments	(105)	(13)	(119)	(141)
Decrease in investments	13	5	64	7
Issue of common shares	1	4	2	13
Repurchase of common shares	(469)	—	(994)	—
Net issuance (repayment) of debt instruments	(14)	(173)	536	403
Financing activities of subsidiaries with third parties	(245)	(21)	(242)	(38)
Return of capital by subsidiary to non-controlling interest	—	—	(279)	—
Other financing activities	(16)	(18)	(41)	(32)
Cash provided by (used in) discontinued operations	68	4	836	(19)

Net decrease in cash and cash equivalents	(766)	(146)	(333)	—

BCE INC. 2006 QUARTERLY REPORT

p. 27
Cash from Operating Activities
Cash from operating activities decreased 5.1% or $71 million to $1,332 million in Q2 2006, compared to Q2 2005 due mainly to a decrease in receipts from the securitization of accounts receivable of $137 million offset by improvements in working capital.
     Cash from operating activities decreased by 2.0%, or $47 million, to $2,272 million in the first six months of 2006. Year-to-date cash from operating activities was further impacted by compensation payments of $67 million made to executives and other key employees further to the vesting of all restricted share units (RSUs) granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago. This was partly offset by:
• a decrease of approximately $80 million in income taxes paid which related mainly to the final instalment for 2004 made in early 2005
• a decrease of $58 million in payments related to restructuring costs at Bell Canada and Aliant
• a decrease of $42 million in pension and other benefit plan payments, due mainly to Aliant’s contribution of $60 million made in 2005.
Free Cash Flow
Our free cash flow this quarter was $64 million, down from $101 million in Q2 2005. This was due to a decrease in receipts from the securitization of accounts receivable of $137 million offset mainly by a decrease of $30 million in capital expenditures and improvements in working capital.
     Free cash flow for the first six months of 2006 was $16 million, an improvement of $87 million over negative free cash flow of $71 million for the same period last year. This was mainly due to:
• a decrease of $161 million in capital expenditures
• a decrease of approximately $80 million in income taxes paid which related mainly to the final instalment for 2004 made in early 2005
• a decrease of $58 million in payments related to restructuring costs at Bell Canada and Aliant
• a decrease of $42 million in pension and other benefit plan payments, due mainly to Aliant’s contribution of $60 million made in 2005.
This was partly offset by:
• a decrease in receipts from the securitization of accounts receivable of $139 million
• compensation payments of $67 million made to executives and other key employees further to the vesting of all RSUs granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago
• an increase in dividends paid of $27 million to BCE Inc. common shareholders resulting from the $0.03 quarterly increase in dividend per common share implemented in 2005.
Capital Expenditures
Capital expenditures for BCE were $875 million in Q2 2006 and $1,468 million in the first six months of 2006, reflecting decreases of 3.3% and 9.9%, respectively, compared with the same periods last year. As a percentage of revenues, capital expenditures decreased to 18.2% from 19.0% and to 15.4% from 17.4% for the same respective periods. Similarly, Bell Canada’s capital expenditures decreased by 9.4% to $767 million this quarter and by 13.7% to $1,305 million over the same comparable periods in 2005. As a result, Bell Canada’s capital intensity declined 2.0 and 2.7 percentage points, respectively, to 17.9% in Q2 2006 and 15.2% in the first half of this year. The year-over-year declines at both BCE and Bell Canada reflected reduced spending on IT infrastructure and systems to support both our Galileo-related cost reduction initiatives and customer contracts in the Business segment, the timing of spending associated with various strategic initiatives such as our FTTN footprint expansion, reduced spending on wireless expansion and capacity growth and the completion in the fourth quarter of 2005 of the Alberta SuperNet. The difference in capital expenditures between BCE and Bell Canada can be explained primarily by spending on satellite builds at Telesat.
Cash Dividends Paid on Common Shares
In the second quarter of 2006, we paid a dividend of $0.33 per common share which was equal to the dividend paid in Q2 2005. The decrease in total cash dividend paid of $3 million in Q2 2006 is a direct result of a decrease in BCE Inc. common shares issued and outstanding as at the dividend declaration date as a result of our share repurchase program announced on February 1, 2006.
     In the first six months of 2006, the total cash dividends paid increased by $24 million over the comparable period for 2005. The previously described positive impact of the decrease in the number of BCE Inc. common shares issued and outstanding on cash dividends paid was offset by the decision in December 2004 by the board of directors of BCE Inc. to increase by 10% or $0.12 per common share the annual dividend on BCE Inc.’s common shares. The new dividend policy began with the quarterly dividends paid on April 15, 2005.
BCE INC. 2006 QUARTERLY REPORT

p. 28       MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Acquisitions
We invested $12 million and $39 million, in Q2 2006 and the first six months of 2006 respectively, in various business acquisitions.
     We invested $35 million in business acquisitions in Q2 2005 and $122 million in the first six months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink Technologies Inc. (Nexxlink) for $74 million and a number of other businesses.
Bell Aliant
Cash used for the payment of costs for the formation of Bell Aliant was $51 million in Q2 2006 and $73 million on a year-to-date basis. This included $21 million of transactions costs in Q2 2006 and $43 million on a year-to-date basis, which relate mainly to investment banking, professional and consulting fees, and $30 million as a result of premium costs paid on the redemption, prior to maturity, of Aliant debt.
Increase in Investments
Cash flows used for investments in Q2 2006 of $105 million increased $92 million from $13 million in Q2 2005.
     In the first six months of 2006, cash flows used for investments of $119 million decreased $22 million from $141 million for the comparable period in 2005. The year-to-date activity was further impacted by Telesat’s increase in short-term investments of $13 million, offset by the sale of $64 million in short-term investments as described in the following section under Decrease in Investments. In Q1 2005, Bell Canada invested US$100 million to acquire an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services.
Decrease in Investments
Cash flows provided by investments increased by $8 million in Q2 2006 and $57 million on a year-to-date basis due to the sale of short-term investments of $13 million at Telesat in Q2 2006 and $64 million on a year-to-date basis offset by the purchase of $13 million of short-term investments in Q1 2006 as described in the previous section under Increase in Investments.
Repurchase of Common Shares
In the second quarter of 2006, BCE Inc. repurchased 14.9 million of its outstanding common shares through a NCIB and cancelled 17.1 million shares, of which 2.2 million were treasury stock, for a total cash outlay of $469 million. As at June 30, 2006, BCE Inc. had repurchased and cancelled a total of 36 million common shares, representing approximately 78% of the total common shares targeted for repurchase, for a total cash outlay of $994 million. The total number of common shares targeted for repurchase will be adjusted to approximately 45 million from 46 million as a result of the July 10, 2006 BCE Inc. Plan of Arrangement.
Debt Instruments
We repaid $14 million of debt, net of issues, in Q2 2006. The repayments included $263 million in debt at Bell Canada and $75 million of bonds redeemed by Aliant. Telesat also decreased their borrowings in notes payable by $150 million. The issuances consisted mainly of a $280 million increase in Aliant’s borrowings under its credit facilities and increased borrowings in notes payable and bank advances of $227 million, mainly at Bell Canada.
     On a year-to-date basis in 2006, we issued $536 million of debt, net of repayments. Bell Globemedia issued $1,115 million in debt, Aliant drew down $280 million on its credit facilities and there were increased borrowings in notes payable and bank advances of $169 million, mainly at Bell Canada.
     We had the following repayments in the first six months of 2006:
• Bell Canada repaid $463 million of debt
• Bell Globemedia repaid $220 million of debt
• Telesat repaid $150 million in notes payable
• Aliant redeemed $125 million of bonds
• we made other repayments that included capital leases.
In Q2 2005, we repaid $173 million of debt, net of issues. The repayments included $600 million in debentures at Bell Canada and a $35 million reduction in Bell Globemedia’s borrowings under its credit facilities. The issuances consisted mainly of $150 million in medium-term notes at Aliant and increased borrowings in notes payable and bank advances of $341 million, mainly at Bell Canada.
     On a year-to-date basis in 2005, net issues of $403 million included Bell Canada’s issuance of $700 million in debentures and a net increase of $186 million in notes payable and bank advances.
Return of Capital by Subsidiary to Non-Controlling Interest
In Q1 2006, Bell Globemedia returned capital to its shareholders with the proceeds it received from the issuance of debt. This resulted in a reduction of share capital at Bell Globemedia of $886 million for which the impact at BCE was a $279 million decline in non-controlling interest.
BCE INC. 2006 QUARTERLY REPORT

p. 29
Cash Relating to Discontinued Operations
Cash provided by discontinued operations was $68 million in Q2 2006 and related mainly to BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from last year’s tax loss monetization and $21 million incurred for the exercise of CGI warrants.
     On a year-to-date basis, cash provided by discontinued operations was $836 million. This consisted primarily of net cash proceeds of $849 million from the sale of our investment in CGI, which was offset by the deconsolidation of CGI’s cash on hand of $81 million.
CREDIT RATINGS
The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at August 1, 2006. On May 19, 2006, Moody’s(3) lowered BCE Inc.’s unsecured long-term debt rating and Bell Canada’s unsecured and subordinated long-term debt ratings, and revised its outlook from negative to stable.

BCE INC.	S&P(1)	DBRS(2)	MOODY’S(3)	FITCH(4)

Commercial paper	A-1 (low)	R-1 (low) / stable	P-2 / stable	—
Long-term debt	BBB+ / negative	A (low) / stable	Baa2 / stable	BBB+ / stable
Preferred shares	P-2	Pfd-2 (low) / stable	—	—

BELL CANADA	S&P(1)	DBRS(2)	MOODY’S(3)	FITCH(4)

Commercial paper	A-1 (low)	R-1 (low) / stable	P-2 / stable	—
Extendable commercial notes	—	R-1 (low) / stable	—	—
Long-term debt	A- / negative	A / stable	Baa1 / stable	BBB+ / stable
Subordinated long-term debt	BBB+ / negative	BBB (high) / stable	Baa2 / stable	BBB / stable
Preferred shares	P-2	Pfd-2 / stable	—	—

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., maintains a negative outlook on our corporate rating

(2)	Dominion Bond Rating Services Limited

(3)	Moody’s Investors Service, Inc.

(4)	Fitch Ratings Ltd.
LIQUIDITY
Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2005 MD&A other than as described in the following section Pension Funding.
Pension Funding
Further to the completion of new actuarial valuations, we now expect to contribute approximately $430 million to our defined benefit pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we have a commitment to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
     The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we have a commitment to fund over the next five years, and a going concern deficit of $166 million, which we have a commitment to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     Pension funding relief measures introduced in the May 2006 Federal Budget would increase the funding period of solvency deficits from five to ten years if the proposed pension regulations are enacted. This would reduce the required contributions in 2006. However, there can be no assurance that such pension regulations will be enacted as proposed.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel Networks Corporation (Nortel) shares and 25 million CGI shares, which had an aggregate market value of $201 million. We are considering entering into a similar transaction in October for the remaining 6.4 million CGI shares we own, which have a current market value of $42 million. The acquisition reduces our cash contributions in 2006.
Commitment under the CRTC Deferral Account Mechanism
Our commitment under the deferral account mechanism remains substantially unchanged from that described in BCE Inc.’s 2006 first quarter MD&A dated May 2, 2006 (BCE 2006 First Quarter MD&A), with the exception that we do not currently have estimates based on the business split resulting from the formation of Bell Aliant.
BCE INC. 2006 QUARTERLY REPORT

p. 30       MANAGEMENT’S DISCUSSION AND ANALYSIS

Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results
This section describes assumptions made by BCE in preparing forward-looking statements and risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.
For a more complete description of assumptions made by BCE in preparing forward-looking statements and risks that could affect our business and results, please see the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A set out on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out on pages 26 to 29 of the BCE 2006 First Quarter MD&A, as further updated in this MD&A.
Please also refer to the BCE 2005 AIF for a detailed description of:
• the principal legal proceedings involving BCE;
• certain regulatory initiatives and proceedings concerning the Bell Canada companies.
Recent Developments in Legal Proceedings
Lawsuits related to Bell Canada
Purported Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action.
     The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class. In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility. Bell Canada and Bell Mobility intend to vigorously defend their position. Based on the information currently available, Bell Canada’s and Bell Mobility’s management cannot predict the final outcome of this legal proceeding.
Purported Class Action Concerning Wireless Access Charges
On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgements on the motion for certification as a class action of this lawsuit, which is described in the BCE 2005 AIF, refusing to certify the action against all defendant Bell Canada group companies except Bell Mobility. With respect to Bell Mobility, the Court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the Court refused to grant certification based on the unjust enrichment claim at this point on the basis that there was no appropriate representative plaintiff and no proper plan for proceeding. The Court thus gave the plaintiff leave to return to the Court with a proper representative plaintiff and a proper plan for proceeding in respect of the unjust enrichment claim.
Wage Practices Investigation
On May 15, 2006, Bell Canada reached a settlement with the Communications, Energy and Paperworkers Union of Canada (CEP) with respect to the 1994 pay equity complaints, described in the BCE 2005 AIF, filed by members of the CEP before the Canadian Human Rights Tribunal (Tribunal). The settlement covers approximately 4,800 current and former employees and is for approximately $100 million. The settlement was ratified by the CEP members on June 19, 2006, which ended the long-standing pay equity issue that was before the Tribunal. Bell Canada had provisioned for the full amount of the cash portion of this settlement.
Lawsuits related to Teleglobe
Teleglobe Lending Syndicate Lawsuit
On June 29, 2006, the plaintiffs filed an amended statement of claim in this lawsuit, which is described in the BCE 2005 AIF, to add certain allegations.
Teleglobe Unsecured Creditors Lawsuit
Due to an appeal by the defendants of a decision of the Court on a preliminary matter, the trial which, as indicated in the BCE 2005 AIF, was originally scheduled to commence on June 19, 2006, was postponed to a later date to be determined upon the disposition of the appeal of the defendants.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
Assumptions Made in the Preparation of Forward-Looking Statements
Forward-looking statements made in the BCE 2005 MD&A, in the BCE 2006 First Quarter MD&A and in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in this MD&A, have not significantly changed as at the date of this MD&A. In the BCE 2005 MD&A, we outlined the principal assumptions that we made in the preparation of these forward-looking statements. These assumptions include:
• assumptions about the Canadian economy related to GDP growth and a slight increase in the business prime rate and the Consumer Price Index
• market assumptions related to: (i) growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential voice telecommunications market, (iii) the increase in wireline competition, and (iv) the growth in revenue for the Canadian wireless industry, the video market and the Internet market
• operational and financial assumptions related to: (i) growth in wireless, video and high-speed Internet subscribers as well as ARPU for these services, (ii) the continued decrease in our network access services,
BCE INC. 2006 QUARTERLY REPORT

p. 31

Please see Recent Developments in Legal Proceedings, at pages 25 and 26 of the BCE 2006 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the BCE 2005 AIF, in the principal legal proceedings involving us.
In addition, please see Risks that Could Affect Certain BCE Group Companies —Bell Canada Companies — Changes to Wireline Regulation in the Section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results at pages 26 to 29 of the BCE 2006 First Quarter MD&A, and in this MD&A, for a description of recent developments, since the BCE 2005 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.
(iii) cost savings, (iv) restructuring costs, (v) amortization expense, (vi) total net benefit plans cost, and (vii) Bell Canada’s capital intensity
• assumptions about transactions related to: (i) BCE Inc.’s plans to repurchase 5% of its common shares; (ii) completion of the disposition of our remaining interest in CGI, (iii) the reduction of our interest in Bell Globemedia, and (iv) the proposed recapitalization of, and public offering of a minority stake in, Telesat.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the BCE 2005 MD&A, for a more complete description of the above-mentioned assumptions.
Updates to the Description of Assumptions
The following is a significant update to the description of assumptions set out in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A. For ease of reference, the update to the description of assumptions below has been presented under the same headings contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out in the BCE 2005 MD&A.
Operational and Financial Assumptions
Financial
On July 7, 2006, following the formation of Bell Aliant, some employees of Bell Canada and employees of Aliant became employed by Bell Aliant. Those employees stopped participating in and accruing benefits in the Bell Canada and Aliant pension plans and started participating and accruing benefits under new Bell Aliant pension plans. As a result, we are currently remeasuring the assets and obligations of these pension plans based on current market values and actuarial assumptions as of July 7, 2006. One of these assumptions is the discount rate, which we are re-evaluating to reflect the increase in long-term market interest rates since December 31, 2005. The complete impact of the remeasurement exercise is expected to be reflected and disclosed in BCE Inc.’s 2006 third quarter MD&A.
Risks that Could Affect our Business and Results
A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can accurately predict whether an event that is possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we currently do not know.
     In the BCE 2005 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the BCE 2006 First Quarter MD&A, is further updated in this MD&A. The risks described in the BCE 2005 MD&A include risks associated with:
• our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects
• general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services
• the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new customers, and on pricing strategies and financial results
• our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services
• our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof
• the availability and cost of capital required to implement our business plan and fund capital and other expenditures
• our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions
• the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively
• the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary
• the risk of increased pension fund contributions
• our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements,
BCE INC. 2006 QUARTERLY REPORT

p. 32       MANAGEMENT’S DISCUSSION AND ANALYSIS
while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages
• events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services
• our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses depend
• our ability to complete the proposed recapitalization of, and public offering of a minority stake in, Telesat
• stock market volatility
• the risk that licences on which we rely to provide services might be revoked or not renewed when they expire
• our ability to retain major customers
• health concerns about radio frequency emissions
• launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the BCE 2005 MD&A for a more complete description of the above-mentioned risks.
UPDATES TO THE DESCRIPTION OF RISKS
The following are significant updates to the description of risks contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A as updated at pages 26 to 29 of the BCE 2006 First Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out in the BCE 2005 MD&A.
RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES
Pension Fund Contributions
Further to the completion of new actuarial valuations, we now expect to contribute approximately $430 million to our defined benefit pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we have a commitment to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
     The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we have a commitment to fund over the next five years, and a going concern deficit of $166 million, which we have a commitment to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     Pension funding relief measures introduced in the May 2006 Federal Budget would increase the funding period of solvency deficits from five to ten years if the proposed pension regulations are enacted. This would reduce the required contributions in 2006. However, there can be no assurance that such pension regulations will be enacted as proposed.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel shares and 25 million CGI shares, which had an aggregate market value of $201 million. We are considering entering into a similar transaction in October for the remaining 6.4 million CGI shares we own, which have a current market value of $42 million. The acquisition reduces our cash contributions in 2006.
RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES
Bell Canada Companies
Changes to Wireline Regulation
Decisions of Regulatory Agencies
Price Cap Framework Review
On May 9, 2006, the CRTC issued Telecom Public Notice CRTC 2006-5 initiating a proceeding to establish the price cap framework to replace the existing framework that ends May 31, 2007. On July 10, 2006, Bell Canada, Bell Aliant Regional Communications, Limited Partnership, and Saskatchewan Telecommunications filed a pricing framework proposal which reflects the dramatic changes that have taken place in the industry. The proposed framework would come into effect on June 1, 2007 and apply for a period of two years.
     The above-mentioned entities proposed that there should be no regulatory limits on price increases in areas where services are available over alternative facilities, allowing consumers and competition in these areas to drive market prices. In areas where alternative facilities are not available, the above-mentioned entities proposed that service prices remain subject to regulation with upward pricing capped, on average, at current levels. In keeping with both the recommendations of the Telecom Policy Review Panel and the recent draft policy direction for the CRTC outlined by the Minister of Industry, the proposed regulation
BCE INC. 2006 QUARTERLY REPORT

p. 33
would interfere with market forces to the least extent possible. The entities’ evidence will be subject to an interrogatory process as well as a public hearing that is scheduled to commence on October 10, 2006. The CRTC intends to issue a decision on this proceeding by April 30, 2007.
     There is a risk that the CRTC may not accept the entities’ proposals to rely on market forces to the maximum extent possible and may impose limitations on the Bell Canada companies’ marketing flexibility, impeding their ability to respond to market forces.
Forbearance from Regulation of Local Exchange Services
On April 6, 2006, the CRTC issued Telecom Decision 2006-15 which established a framework for the forbearance from regulation of local exchange services. The decision reduced the no-contact period under the residential local winback rule from 12 months to 3 months. This reduction in the length of the residential no-contact period is the subject of an application to the CRTC by Primus Telecommunications Canada Inc. requesting that the no-contact period be maintained at 12 months. The decision also denied Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island. The denial of Aliant’s forbearance application in respect of the Halifax market is the subject of an application for leave to appeal to the Federal Court of Appeal by Aliant.
     On May 12, 2006, Aliant, Bell Canada, Saskatchewan Telecommunications and TELUS Communications Company filed a petition to the Governor in Council requesting that the Minister of Industry recommend to the Governor in Council that Decision 2006-15 be referred back to the CRTC for reconsideration. Specifically, the companies requested that the CRTC be directed to reconsider the pre-forbearance, forbearance and post-forbearance rules in Decision 2006-15 in light of the conclusions and recommendations contained in the Telecom Policy Review Panel’s Final Report issued in March 2006.
     On June 16, 2006, the CRTC issued Telecom Public Notice 2006-9, in which it is seeking comments regarding whether mobile wireless services, or a subset thereof, should be considered to be part of the same relevant market as wireline local exchange services for forbearance analysis purposes. Currently, the CRTC does not consider mobile wireless services to be in the same relevant market as wireline services, meaning that wireless competition is not considered in the calculation of market share loss for the purposes of local forbearance determinations. If the CRTC were to determine that mobile wireless and wireline services are in the same relevant market, then the share loss criterion in the CRTC’s local forbearance test would be satisfied earlier than would otherwise be the case. This could have the effect of forbearance being granted more quickly than the current regulations would allow.
Proposed Policy Direction and Telecom Policy Review Panel’s Report
On June 13, 2006, the Minister of Industry tabled in both houses of Parliament a proposed policy direction to be issued by the Cabinet to the CRTC. The proposed policy direction calls on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary”. Among other things, the proposed policy direction would require the CRTC to conduct a review of its rules which force incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors. The purpose of the review would be to determine which wholesale services are not essential and should be phased out. The regulatory impact statement that accompanied publication of the proposed policy direction stated that “maintaining the current regulatory framework is not a viable option...” and that the proposed direction is designed to guide the CRTC “toward reduced and more targeted regulation” that will “reduce regulatory cost and burden”. The proposed direction does not direct the CRTC to reach any particular outcomes on any specific files.
     The Minister of Industry announced that he intends to implement the Telecom Policy Review Panel’s Report of March 22, 2006, through the proposed policy as well as propose new legislation.
     Before a direction from Cabinet can be implemented, it must sit in each house of Parliament for 40 sitting days, and be subject to public consultation. The public consultation process is scheduled to take place during the third quarter of 2006 and the Government can be in a position, if it so chooses, to issue the direction by the middle of the Fall. Although the proposed policy direction is positive for the Bell Canada companies, there can be no guarantee that the Cabinet will issue the direction, nor that it will not be amended prior to its effective date.
Bell ExpressVu
On June 12, 2006, the CRTC initiated a proceeding to review the regulatory framework for over-the-air broadcasters. Among the issues to be addressed is the possibility of requiring cable and satellite broadcasting distribution undertakings (BDUs) to pay over-the-air broadcasters for the right to carry their signals. Under the current copyright and regulatory framework, the signals are carried at no charge to the cable and satellite BDUs. Submissions are due in September 2006 and a public hearing is slated for November 27, 2006. A decision from the CRTC
BCE INC. 2006 QUARTERLY REPORT

p. 34       MANAGEMENT’S DISCUSSION AND ANALYSIS
requiring cable and satellite BDUs to pay over-the-air broadcasters for signal carriage would have a negative effect on our business and results of operations. Bell ExpressVu will argue vigorously against the fee-for-carriage concept.
OUR ACCOUNTING POLICIES
We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2005 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2005 MD&A, except as noted below.
Adoption of new accounting standard
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any effect on our consolidated financial statements.
BCE INC. 2006 QUARTERLY REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS	p. 35

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2006	2005	2006	2005

Operating revenues		4,803	4,757	9,537	9,387

Operating expenses		(2,830)	(2,785)	(5,661)	(5,512)
Amortization expense		(802)	(776)	(1,568)	(1,537)
Net benefit plans cost	4	(141)	(104)	(283)	(207)
Restructuring and other items	5	(50)	(5)	(138)	(1)

Total operating expenses		(3,823)	(3,670)	(7,650)	(7,257)

Operating income		980	1,087	1,887	2,130
Other income (expense)	6	(32)	19	(39)	27
Interest expense		(253)	(245)	(504)	(490)

Pre-tax earnings from continuing operations		695	861	1,344	1,667
Income taxes		(184)	(218)	(367)	(482)
Non-controlling interest		(52)	(73)	(105)	(136)

Earnings from continuing operations		459	570	872	1,049
Discontinued operations	7	35	11	116	23

Net earnings		494	581	988	1,072
Dividends on preferred shares		(18)	(18)	(35)	(35)

Net earnings applicable to common shares		476	563	953	1,037

Net earnings per common share — basic
Continuing operations		0.49	0.60	0.92	1.10
Discontinued operations		0.04	0.01	0.13	0.02
Net earnings		0.53	0.61	1.05	1.12
Net earnings per common share — diluted
Continuing operations		0.49	0.60	0.92	1.10
Discontinued operations		0.04	0.01	0.13	0.02
Net earnings		0.53	0.61	1.05	1.12
Dividends per common share		0.33	0.33	0.66	0.66
Average number of common shares outstanding — basic (millions)		896.4	926.6	908.4	926.4

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2006	2005	2006	2005

Balance at beginning of period		(4,747)	(5,264)	(4,763)	(5,432)
Net earnings		494	581	988	1,072
Dividends declared on preferred shares		(18)	(18)	(35)	(35)
Dividends declared on common shares		(294)	(306)	(596)	(612)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	9	(141)	—	(300)	—
Other		—	2	—	2

Balance at end of period		(4,706)	(5,005)	(4,706)	(5,005)

BCE INC. 2006 QUARTERLY REPORT

p. 36       CONSOLIDATED BALANCE SHEETS

		JUNE 30	DECEMBER 31
(in $ millions) (unaudited)	NOTE	2006	2005

ASSETS
Current assets
Cash and cash equivalents		112	363
Accounts receivable		1,975	1,766
Other current assets		1,195	1,142
Current assets of discontinued operations	7	—	402

Total current assets		3,282	3,673
Capital assets		22,174	22,062
Other long-term assets		2,743	2,914
Indefinite-life intangible assets		3,035	3,031
Goodwill		7,922	7,887
Non-current assets of discontinued operations	7	219	1,063

Total assets		39,375	40,630

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,169	3,435
Interest payable		174	182
Dividends payable		313	343
Debt due within one year		1,308	1,373
Current liabilities of discontinued operations	7	1	281

Total current liabilities		4,965	5,614
Long-term debt	8	12,943	12,119
Other long-term liabilities		4,875	5,028
Non-current liabilities of discontinued operations	7	—	250

Total liabilities		22,783	23,011

Non-controlling interest		2,453	2,898

SHAREHOLDERS’ EQUITY
Preferred shares		1,670	1,670

Common shareholders’ equity
Common shares	9	16,159	16,806
Contributed surplus	9	1,019	1,081
Deficit		(4,706)	(4,763)
Currency translation adjustment		(3)	(73)

Total common shareholders’ equity		12,469	13,051

Total shareholders’ equity		14,139	14,721

Total liabilities and shareholders’ equity		39,375	40,630

BCE INC. 2006 QUARTERLY REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS	p. 37

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2006	2005	2006	2005

Cash flows from operating activities
Earnings from continuing operations		459	570	872	1,049
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		802	776	1,568	1,537
Net benefit plans cost	4	141	104	283	207
Restructuring and other items	5	50	5	138	1
Net gains on investments		—	(32)	(2)	(34)
Future income taxes		122	63	322	170
Non-controlling interest		52	73	105	136
Contributions to employee pension plans	4	(46)	(34)	(83)	(128)
Other employee future benefit plan payments	4	(23)	(22)	(48)	(45)
Payments of restructuring and other items		(34)	(28)	(71)	(129)
Operating assets and liabilities		(191)	(72)	(812)	(445)

Cash flows from operating activities		1,332	1,403	2,272	2,319

Cash flows from investing activities
Capital expenditures		(875)	(905)	(1,468)	(1,629)
Business acquisitions		(12)	(35)	(39)	(122)
Bell Aliant Regional Communications Income Fund (Bell Aliant)	2	(51)	—	(73)	—
Increase in investments		(105)	(13)	(119)	(141)
Decrease in investments		13	5	64	7
Other investing activities		(15)	(10)	(23)	(25)

Cash flows used in investing activities		(1,045)	(958)	(1,658)	(1,910)

Cash flows from financing activities
Increase in notes payable and bank advances		227	341	169	186
Issue of long-term debt		318	205	1,413	990
Repayment of long-term debt		(559)	(719)	(1,046)	(773)
Issue of common shares		1	4	2	13
Repurchase of common shares	9	(469)	—	(994)	—
Issue of equity securities by subsidiaries to non-controlling interest		10	—	13	—
Redemption of equity securities by subsidiaries from non-controlling interest	2	(255)	(21)	(255)	(38)
Cash dividends paid on common shares		(302)	(305)	(607)	(583)
Cash dividends paid on preferred shares		(20)	(22)	(41)	(43)
Cash dividends paid by subsidiaries to non-controlling interest		(56)	(60)	(117)	(110)
Return of capital by subsidiary to non-controlling interest	8	—	—	(279)	—
Other financing activities		(16)	(18)	(41)	(32)

Cash flows used in financing activities		(1,121)	(595)	(1,783)	(390)

Cash provided by (used in) continuing operations		(834)	(150)	(1,169)	19
Cash provided by (used in) discontinued operations	7	68	4	836	(19)

Net decrease in cash and cash equivalents		(766)	(146)	(333)	—
Cash and cash equivalents at beginning of period		878	526	445	380

Cash and cash equivalents at end of period		112	380	112	380

Consists of:
Cash and cash equivalents of continuing operations		112	332	112	332
Cash and cash equivalents of discontinued operations	7	—	48	—	48

Total		112	380	112	380

BCE INC. 2006 QUARTERLY REPORT

p. 38       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2005, on pages 60 to 101 of BCE Inc.’s 2005 annual report.
These notes are unaudited.
All amounts are in millions of Canadian dollars, except where noted.
We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.
Note 1. Significant Accounting Policies
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2005, except as noted below.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect the sale of most of BCE’s investment in CGI Group Inc. (CGI). CGI is shown as a discontinued operation.
ADOPTION OF NEW ACCOUNTING STANDARD
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any effect on our consolidated financial statements.
Note 2. Bell Aliant
On March 7, 2006, BCE Inc. and Aliant Inc. (Aliant) announced their intention to form a new regional telecommunications service provider in the form of an income trust. On July 7, 2006 the Plan of Arrangement (the Arrangement) forming Bell Aliant was completed. Bell Aliant combines Bell Canada’s regional wireline operations with Aliant’s wireline operations and includes Bell Canada’s 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc. (Bell Nordiq), an indirect wholly-owned subsidiary of Bell Canada. BCE’s participation in Bell Aliant has been reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006.
     Costs incurred to form Bell Aliant in the first six months of 2006 are comprised mainly of:
• transaction costs of $13 million in the second quarter and $43 million on a year-to-date basis related mainly to investment banking, professional and consulting fees. Additional costs associated with the formation of Bell Aliant are expected to be incurred in Q3 2006. See Note 5, Restructuring and other items, for more information.
• premium cost on early redemption of Aliant long-term debt of $40 million in the second quarter and on a year-to-date basis. On July 4, 2006, as part of the Arrangement, Aliant also redeemed or repaid certain debt instruments on which a premium cost of $82 million will be recorded in the third quarter of 2006. See Note 6, Other income (expense), for more information.
On May 12, 2006, Bell Nordiq announced its intent to exercise its rights to redeem all of its issued and outstanding First Preferred Shares, Series 8 on July 1, 2006 for a total amount of $60 million. On June 30, 2006, Aliant redeemed all of its issued and outstanding Cumulative Redeemable Preference Shares, Series 2 for a total amount of $175 million.
     On July 7, 2006, Bell Aliant finalized $3.5 billion in credit facilities with a syndicate of financial institutions co-led by The Bank of Nova Scotia and Royal Bank of Canada. The new facilities will be used to finance the transaction costs, refinance existing long-term debt, support a $400 million commercial paper program and for general working capital purposes.
BCE INC. 2006 QUARTERLY REPORT

p. 39
Note 3. Segmented Information
The following table is a summary of financial information by segment.

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2006	2005	2006	2005

Operating revenues
Residential	External customers	1,879	1,878	3,727	3,718
	Inter-segment	21	12	42	28

		1,900	1,890	3,769	3,746

Business	External customers	1,492	1,465	2,960	2,907
	Inter-segment	38	34	79	70

		1,530	1,499	3,039	2,977

Aliant	External customers	501	484	1,010	972
	Inter-segment	33	34	69	70

		534	518	1,079	1,042

Other Bell Canada	External customers	416	424	852	857
	Inter-segment	44	61	82	107

		460	485	934	964

Inter-segment eliminations – Bell Canada		(128)	(134)	(255)	(262)

Bell Canada		4,296	4,258	8,566	8,467

Other BCE	External customers	515	506	988	933
	Inter-segment	54	54	105	102

		569	560	1,093	1,035

Inter-segment eliminations – Other		(62)	(61)	(122)	(115)

Total operating revenues		4,803	4,757	9,537	9,387

Operating income
Residential		510	552	1,013	1,078
Business		199	221	404	461
Aliant		102	99	196	186
Other Bell Canada		83	109	131	238

Bell Canada		894	981	1,744	1,963
Other BCE		86	106	143	167

Total operating income		980	1,087	1,887	2,130
Other income (expense)		(32)	19	(39)	27
Interest expense		(253)	(245)	(504)	(490)
Income taxes		(184)	(218)	(367)	(482)
Non-controlling interest		(52)	(73)	(105)	(136)

Earnings from continuing operations		459	570	872	1,049

BCE INC. 2006 QUARTERLY REPORT

p. 40     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Employee Benefit Plans
We provide pension and other post-employment benefits for almost all of our employees. These include defined benefit (DB) and defined contribution (DC) plans.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Pension benefits:
DB plans cost	(90)	(58)	(181)	(114)
DC plans cost	(9)	(5)	(18)	(12)
Other future benefits cost	(42)	(41)	(84)	(81)

Net benefit plans cost	(141)	(104)	(283)	(207)

The following table shows the components of the DB plans cost.

	THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005	2006	2005	2006	2005

Current service cost	(73)	(56)	(7)	(8)	(146)	(109)	(14)	(17)
Interest cost on accrued benefit obligation	(213)	(219)	(28)	(28)	(427)	(438)	(55)	(55)
Expected return on plan assets	249	237	3	3	498	474	6	5
Amortization of past service costs	(3)	(3)	2	(1)	(6)	(5)	3	(1)
Amortization of net actuarial losses	(49)	(25)	(6)	—	(98)	(51)	(12)	—
Amortization of transitional asset (obligation)	2	2	(6)	(7)	4	3	(12)	(13)
(Increase) decrease in valuation allowance	(3)	6	—	—	(6)	12	—	—

DB plans cost	(90)	(58)	(42)	(41)	(181)	(114)	(84)	(81)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	THREE MONTHS				SIX MONTHS
	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005	2006	2005	2006	2005

Aliant	(29)	(20)	(2)	(2)	(52)	(101)	(3)	(3)
Bell Canada	(10)	(7)	(21)	(20)	(16)	(14)	(45)	(42)
Bell Globemedia	(5)	(5)	—	—	(11)	(9)	—	—
BCE Inc.	(2)	(2)	—	—	(4)	(4)	—	—

Total	(46)	(34)	(23)	(22)	(83)	(128)	(48)	(45)

Comprised of:
Contributions to DB plans	(42)	(30)	(23)	(22)	(75)	(121)	(48)	(45)
Contributions to DC plans	(4)	(4)	—	—	(8)	(7)	—	—

Further to the completion of new actuarial valuations, we now expect to contribute approximately $430 million to our DB pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million which we have a commitment to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
      The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we have a commitment to fund over the next five years, and a going concern deficit of $166 million, which we have a commitment to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel Networks Corporation shares and 25 million CGI shares, which had an aggregate market value of $201 million. The acquisition reduces our cash contributions in 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 41
Note 5. Restructuring and Other Items

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Restructuring costs	(40)	(5)	(98)	(1)
Other charges	(10)	—	(40)	—

Restructuring and other items	(50)	(5)	(138)	(1)

RESTRUCTURING COSTS
Restructuring costs of $40 million in the second quarter of 2006 and $98 million on a year-to-date basis in 2006 consist mainly of:
• pre-tax charges at Bell Canada and BCE of $20 million in the second quarter of 2006 and $65 million on a year-to-date basis in 2006 related to restructuring initiatives for the involuntary departure of approximately 300 employees in the second quarter and 1,200 employees on a year-to-date basis
• pre-tax charges at Aliant of $9 million in the second quarter and on a year-to-date basis in 2006 related to restructuring initiatives for the departure of approximately 30 employees
• pre-tax charges at Bell Canada of $11 million in the second quarter of 2006 and $24 million on a year-to-date basis in 2006 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring initiatives.
The following table provides a summary of the costs recognized in the first six months of 2006 as well as the corresponding liability as at June 30, 2006.

	BELL CANADA
	AND BCE	ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2005	52	13	65
Restructuring costs(1)	61	9	70
Less:
Cash payments(1)	(51)	(10)	(61)

Balance in accounts payable and accrued liabilities at June 30, 2006	62	12	74

(1)	Excludes amounts related to real estate and net benefit plans costs.
OTHER CHARGES
Other charges of $10 million in the second quarter of 2006 and $40 million on a year-to-date basis in 2006 relate primarily to the transaction costs associated with the formation of Bell Aliant. Of the total transaction costs, $21 million was paid in the second quarter of 2006 and $43 million was paid on a year-to-date basis in 2006, which are reflected as cash flows used in investing activities in the statements of cash flows.
     These transaction costs relate mainly to investment banking, professional and consulting fees. Since the transaction closed on July 7, 2006, additional costs associated with the formation of Bell Aliant of approximately $85 million will be incurred in the third quarter of 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 42       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6. Other Income (Expense)

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Net gains on investments	—	32	2	34
Interest income	8	3	20	9
Premium on redemption of Aliant debt	(40)	—	(40)	—
Other	—	(16)	(21)	(16)

Other income (expense)	(32)	19	(39)	27

PREMIUM ON REDEMPTION OF ALIANT DEBT
On June 30, 2006, as part of the formation of Bell Aliant, Aliant announced the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V. A premium cost of $40 million was recorded as part of Other income (expense) in the second quarter of 2006 relating to these redemptions, of which $30 million was paid.
     On July 4, 2006, Aliant also redeemed all of its outstanding 8.30% Debentures, Series 2, 9.70% Debentures, Series 4, 9.05% Debentures, Series 5, 10.6% First Mortgage Bonds, Series T, 11.15% First Mortgage Bonds, Series U, 9.77% First Mortgage Bonds, Series V, and 8.76% First Mortgage Bonds, Series W. A premium cost of $82 million will be recorded for these redemptions in the third quarter of 2006.
NET GAINS ON INVESTMENTS
In 2005, net gains on investments of $32 million in the second quarter and $34 million year-to-date included:
• a $39 million dilution gain in our interest in TerreStar Networks Inc., a mobile satellite services company
• a $7 million write-down of Bell Globemedia Inc.’s (Bell Globemedia) investment in TQS Inc..
Note 7. Discontinued Operations

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

CGI	(17)	11	63	23
Bell Canada International Inc. (BCI)	52		52
Emergis Inc. (Emergis)	—	—	1	—

Net gain from discontinued operations	35	11	116	23

The following table is a summarized statement of operations for the discontinued operations.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Revenue	—	223	34	452
Income from discontinued operations, before tax	—	14	2	36
Gain (loss) from discontinued operations, before tax	35	—	115	(1)
Income tax expense on operating gain	—	(3)	(1)	(12)

Net gain from discontinued operations	35	11	116	23

The following table is a summary of cash provided by (used in) discontinued operations.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Cash flows from (used in) operating activities	(1)	48	(81)	70
Cash flows from (used in) investing activities	69	(8)	917	(9)
Cash flows (used in) financing activities	—	(36)	—	(80)

Cash provided by (used in) discontinued operations	68	4	836	(19)

BCE INC. 2006 QUARTERLY REPORT

p. 43
CGI
On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million.
     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which is available for sale, to fair market value based on its stock price at June 30, 2006. Our ownership in CGI was 9.27% at June 30, 2006.
BCI
In June 2006, BCE contributed to BCI an amount in satisfaction of its $61 million obligation with respect to the BCI income tax loss monetization transaction. The remaining obligation of $26 million will be settled in 2012. In addition, as part of its liquidation process, BCI made a return of capital to BCE of $156 million on which we recorded a gain of $52 million.
Note 8. Long-Term Debt
BELL GLOBEMEDIA
In the first quarter of 2006, Bell Globemedia repaid $190 million of its debt and issued $1,095 million of new debt. The proceeds from the loan were used mainly to finance a return of capital to its shareholders, of which $279 million was returned to The Woodbridge Company Limited and an affiliate, as part of the announcement made by BCE Inc. on December 2, 2005 to reduce its interest in Bell Globemedia to 20%. On July 21, 2006, the proposed reorganization was approved by the Canadian Radio-television and Telecommunications Commission (CRTC). It remains subject to the receipt of regulatory approvals from the Commissioner of Competition (Canada) and other customary approvals.
Note 9. Share Capital
On February 1, 2006, BCE Inc. announced its plan to repurchase 5% of its outstanding common shares through a normal course issuer bid. As at June 30, 2006, BCE Inc. had repurchased and cancelled a total of 36 million common shares, representing approximately 78% of the total common shares targeted for repurchase, for a total cash outlay of $994 million. The total number of common shares targeted for repurchase will be adjusted to approximately 45 million from 46 million as a result of the July 10, 2006 BCE Inc. Arrangement.
     Of the total amount, $653 million represents stated capital and reduced the total value of common shares while $41 million reduced the contributed surplus attributable to these common shares.
     The remaining $300 million, which increased the deficit, represents the excess of the purchase price over the stated capital and contributed surplus of the cancelled common shares.
     At June 30, 2006, BCE Inc. had 891.4 million common shares issued and outstanding. As a result of the BCE Inc. common share reduction on July 10, 2006, the total number of BCE Inc. common shares issued and outstanding on that date was 815.6 million.
BCE INC. 2006 QUARTERLY REPORT

p. 44       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10. Stock-Based Compensation Plans
RESTRICTED SHARE UNITS (RSUs)
The following table is a summary of the status of RSUs.

NUMBER OF RSUs

Outstanding, January 1, 2006	2,520,781
Granted	2,651,957
Dividends credited	29,188
Payments	(2,542,451)

Outstanding, June 30, 2006	2,659,475

For the three months and six months ended June 30, 2006, we recorded compensation expense for RSUs of $5 million and $15 million, respectively. For the three months and six months ended June 30, 2005, we recorded compensation expense for RSUs of $3 million and $12 million, respectively. During the second quarter of 2006, BCE granted 2,651,957 RSUs for the performance period ending December 31, 2007.
STOCK OPTIONS
The following table is a summary of the status of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2006	27,342,735	$32
Granted	132,200	$28
Exercised	(97,343)	$16
Expired/forfeited	(1,275,135)	$32

Outstanding, June 30, 2006	26,102,457	$32

Exercisable, June 30, 2006	18,194,102	$34

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The following table shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2006	2005	2006	2005

Compensation expense ($ millions)	4	5	7	11
Number of stock options granted	—	235,700	132,200	713,224
Weighted average fair value per option granted ($)	—	4	2	3
Weighted average assumptions:
Dividend yield	—	4.5%	4.3%	4.5%
Expected volatility	—	19%	17%	23%
Risk-free interest rate	—	3.6%	4.0%	3.4%
Expected life (years)	—	3.5	3.5	3.5

BCE INC. 2006 QUARTERLY REPORT

p. 45
Note 11. Commitments and Contingencies
COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it estimated incumbent telephone companies’ deferral account amounts, on an accumulated balance and future annualized commitment basis, at May 31, 2006. Bell Canada estimated its accumulated deferral account balance at May 31, 2006 to be $479.3 million with an estimated future annualized commitment of $81.9 million. Aliant’s accumulated deferral account balance at May 31, 2006 is estimated to be $8.2 million with no estimated annualized commitment. Neither Aliant nor Bell Canada can finalize their estimates of deferral account balances since the outcome of certain outstanding regulatory proceedings is unknown.
     In Telecom Decision 2006-9, the CRTC made the following orders to clear the accumulated balances in the deferral accounts:
• The CRTC first directed each Incumbent Local Exchange Carrier (ILEC) to allocate a minimum of 5% of the accumulated balance in its deferral account to improve access to telecommunication services for persons with disabilities
• As to the remaining 95% of the funds in the deferral account, the CRTC addressed both broadband service investments and subscriber rebates. The CRTC concluded that each ILEC could use funds in its deferral accounts for initiatives to expand broadband services to rural and remote communities. Those ILECs who choose to invest in broadband are required to file a proposal with the CRTC by September 1, 2006, for approval to draw down qualified expenditures from their deferral accounts. If an ILEC chooses not to invest in broadband expansion, or invests in such expansion but has money left over in its deferral account, the remaining funds will be rebated to the ILEC’s residential local subscribers in non-high cost serving areas.
     Telecom Decision 2006-9 also indicated that the future annual deferral account obligations of ILECs are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada and certain other ILECs filed rate proposals on May 15, 2006 that became effective on June 1, 2006. Bell Canada’s proposal eliminates approximately $67.9 million of its estimated future annualized commitment. Bell Canada believes that the impact of outstanding regulatory proceedings may absorb the remaining annualized commitment. Aliant’s estimated future annualized commitment at May 31, 2006 is negative which eliminates the need to reduce monthly rates. Telecom Decision 2006-9 also notes that the extension of the Second Price Cap Period to May 31, 2007 will result in an additional annual deferral account obligation. The impact of this addition on the annualized commitment also is dependent on the outcome of outstanding proceedings.
     The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the ILEC’s short-term cost of debt each year until disposition.
     On March 17, 2006, Bell Canada filed an application for leave to appeal this decision to the Federal Court of Appeal, to the extent that it requires Bell Canada to give rebates in respect of rates that the CRTC had made final in 2003. Another broader application for leave to appeal was also filed on behalf of consumer groups. Further, on May 16, 2006, Barrett Xplore Inc., a broadband service provider, applied to the Governor in Council to overturn the CRTC’s determinations regarding the use of deferral account funds by ILECs to expand the availability of broadband services. The same company filed an application to the CRTC to review and vary Telecom Decision 2006-9 on June 2, 2006.
     Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
BCE INC. 2006 QUARTERLY REPORT

Note 11. Commitments and Contingencies (continued)
p. 46       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS
Purported Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action.
     The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class. In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility. Bell Canada and Bell Mobility intend to vigorously defend their position. Based on the information currently available, Bell Canada’s and Bell Mobility’s management cannot predict the final outcome of this legal proceeding.
BCE INC. 2006 QUARTERLY REPORT

For further information:

Pierre Leclerc	Thane Fotopoulos
Media Relations	Investor Relations
(514) 391-2007 / 1 877 391-2007	(514) 870-4619
pierre.leclerc@bell.ca	thane.fotopoulos@bell.ca